                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of June, 1998                 Commission File Number:  001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               5011 Meadowood Way
                               Reno, Nevada 89502
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  [X]                      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes  [X]                             No [ ]

Meridian Gold Inc.                           [LOGO OF MERIDIAN GOLD INC.
5011 Meadowood Way                           APPEARS HERE]
Reno, Nevada 89502
Phone: 702-850-3765
Fax: 702-850-3733

                                    STRENGTH

                                   LEADERSHIP

                                     GROWTH

                                                            [MERIDIAN GOLD INC.]

Annual Report

                                  MERIDIAN GOLD

[GRAPHIC OF WORLD GLOBE]

1.Highlights 2.Message to Shareholders 6.Corporate Responsibility 8.Project Review 20.Management Discussion and Analysis 21.Auditors' Report and Management Responsibility for Financial Statements 23.Financial Statements 27.Notes to Financial Statements 38.Supplementary Data 40.Directors & Officers IBC.Shareholder Information





                                CORPORATE PROFILE


          Meridian Gold Inc. is an exploration-focused gold producer which produced 203,000 ounces of gold in 1997 from two producing properties:
          Beartrack in Idaho (100 percent interest and operator) and Jerritt Canyon in Nevada (30 percent interest). At year-end 1997, the Company had proven and probable mineable reserves of 1.9 million ounces of gold and 14.4 million ounces of silver.


Meridian and its predecessor organization, FMC Gold Company, have been active in exploration, mine development, and mine operations since 1981. As a result of successfully operating gold mines, Meridian is in a strong financial position, with $54 million in cash and no debt.

               Meridian's major objective is to grow production and reserves through a focused strategy which includes:

               o Developing the advanced-stage exploration projects of El Penon and Rossi

               o   Pursuing an aggressive acquisitions program

               o Continuing a "grass-roots" exploration program focusing on Nevada and South America

               With its proven, experienced management team, cash resources, and cash-generating operations, Meridian's goal is to continue to grow the Company to be a profitable 500,000-ounce gold producer by the year 2000.

               The Company's common shares are traded on The Toronto Stock Exchange (MNG), as well as the New York Stock Exchange (MDG).



         ALL CURRENCY IN THIS ANNUAL REPORT IS EXPRESSED IN U.S. DOLLARS


       Front and back covers: panoramic view of the El Penon project area, Chile

      1997
   HIGHLIGHTS


                                                            [MERIDIAN GOLD INC.]



          RESERVES INCREASED BY 35%

          The addition of reserves at El Penon in Chile led to 1997 year-end proved and probable reserves of 1.9 million ounces of gold and 14.4 million ounces of silver, versus 1.4 million ounces of gold at year-end 1996.


          EL PENON FEASIBILITY STATUS WAS ENCOURAGING

          The El Penon feasibility study continued positively, outlining a 2,000 tonne-per-day mining and milling operation with proven and probable mineable reserves of 894,000 ounces of gold and 14,402,000 ounces of silver. Average annual production is estimated at 130,000 ounces of gold and 1,900,000 ounces of silver, with an average life-of-mine cash cost of $160 per ounce after co-product silver credits. Following the receipt of Engineering, Procurement, and Construction (EPC) bids, a decision as to whether or not to proceed to construction will be made in the second quarter.


          GOLD PRODUCTION WAS SLIGHTLY BETTER THAN 1996, CASH COSTS WERE SIGNIFICANTLY LOWER

          Gold production was 203,000 ounces, and cash costs fell from $239 per ounce to $205 per ounce, placing Meridian in the lowest quartile of cash costs of gold production in the western world.


A ONE MILLION OUNCE RESOURCE WAS ANNOUNCED AT ROSSI

For the Rossi Project, on the Carlin Trend in Nevada, the Company announced in the third quarter a geologic resource of nearly 1.1 million ounces, grading 12.7 grams/tonne.


ENVIRONMENTAL AND SAFETY PERFORMANCE AT BEARTRACK WAS AGAIN EXEMPLARY

In January of 1998, Beartrack completed a full year without a lost-time accident. In addition, the mine was the recipient of a Special Project Award from the Idaho Land Board for the continuing reclamation work around Napias Creek.


MERIDIAN'S BALANCE SHEET REMAINED STRONG

Cash and marketable securities stood at $54.3 million at year-end, and Meridian has no debt outstanding.

                            MESSAGE TO SHAREHOLDERS


                                                            MERIDIAN GOLD INC.


1997 was a year to remember for the gold industry, as the price of gold dropped to below $300 per ounce and matched 18-year lows. Meridian has endured this significant downturn better than many due to its strong financial position, with $54 million in cash, no debt, and a low cash cost position at both of its operating mines. As a result, Meridian is in a position to take advantage of the opportunities such a low-gold-price environment creates. When the market turns, Meridian will be able to capitalize on the considerable upside of its strong portfolio of gold properties.

DRILL RIGS AT WORK ON THE EL PENON PROPERTY


This does not mean, however, that we are sitting still and "waiting it out" with regards to our current operations. We have accelerated, as warranted by the sternest of all teachers - the market - a focused campaign to reduce costs at our Beartrack operation in Idaho, and are working at our joint venture at the Jerritt Canyon mine in Nevada to do the same.

1998 will be a growing year, a year to solidify Meridian's base for future growth and success. We look forward to it.

OPERATIONS

For 1997, gold production was 203,000 ounces at an average cash cost of $205 per ounce. When compared to 1996, gold production was essentially even, but cash costs declined by 14%. This places Meridian's cash operating costs in the lowest quartile of cash operating costs in the western world.

At our 100%-owned Beartrack Mine near Salmon, Idaho, we produced 107,000 ounces of gold in 1997 at a cash cost of $202 per ounce. Based on the current low price of gold, reserves at Beartrack have been restated and a new mine plan developed at a long-term average gold price of $350 per ounce. In 1998, we expect to produce 100,000 ounces at an average cash cost of $230 per ounce. Meridian's hedging program has locked in a minimum price of $400 per ounce for 32,000 ounces of Beartrack's production in the fourth quarter of 1998 through put options.

The consultation process concerning certain environmental matters at the Beartrack Mine, described in note 13 to the financial statements included in this report, is still ongoing. On February 18, 1998 the U.S. National Marine Fisheries Service (NMFS) provided a draft biological opinion to the Forest Service and other federal agencies for review and comment. The Forest Service has requested of NMFS that the comment period be extended to May 19, 1998.

At Jerritt Canyon, where we own a 30% interest, 1997 production and cash costs improved versus 1996 - 96,000 ounces of gold at $209 per ounce. In the third quarter of 1997, we took a non-cash provision of $26.2 million against the assets of Jerritt Canyon to account for the low price of gold. As with Beartrack, a new mine plan has been developed for Jerritt Canyon. We expect 1998 production of 100,000 ounces of gold at an average cash cost of $220 per ounce.

Due to our relatively low-cost production, we will still generate significant positive cash flow from our operations in 1998. This cash will be used to continue building our foundation for future growth.

GROWTH STRATEGY

Last year we outlined a four-part growth strategy for Meridian. A report on how well we implemented that strategy in 1997 follows.

DEVELOP THE ADVANCED-STAGE EXPLORATION PROPERTIES OF
EL PENON AND ROSSI

El Penon (located in the Atacama desert in northern Chile) - 1997 was focused on completing work for the feasibility study, through in-fill drilling, the completion of the underground decline and crosscuts, mine planning, plant engineering, and capital and operating cost estimation.

An encouraging status report on the feasibility study was released in early March of 1998, and confirmed our long-held view that El Penon is one of the stronger gold projects in South America. Proven and probable mineable reserves stand at 0.9 million ounces of gold and 14.4 million ounces of silver. Initial capital costs are expected to fall within the range of $75-$90 million, and annual production is expected to be 130,000 ounces of gold and

                                    [PICTURE]

                               David S. Robertson
                              Chairman of the Board


                                    [PICTURE]

                                Brian J. Kennedy
                       President & Chief Executive Officer

1,900,000 ounces of silver. Average life-of-mine cash costs (including silver credits based on a silver price of $6/oz) are expected to be $160 per ounce of gold. Requests for Engineering, Procurement and Construction bids will be sent in late April of 1998 to several international engineering firms, and after review of these bids a decision as to whether or not to proceed to production at this time will be made.

Based on our successes to date, we anticipate that further drilling will eventually convert a significant portion of the estimated 1.0 million ounces of mineralized material to proven and probable mineable reserves, and we will continue to explore further on our 600 square kilometer land position surrounding the currently known orebodies.

Rossi (located on the Carlin Trend in Nevada) - In the 3rd quarter of 1997 we published a resource estimate for our Rossi property, which is located on the prolific Carlin Trend in Nevada. At a cutoff grade of 6.8 grams/tonne, the inferred geologic resource at Rossi is 1,069,000 ounces of gold, contained in
2.8 million tonnes averaging 12.7 grams/tonne. We are presently reviewing all of our options regarding this promising property, including the possibility of a joint venture.

EXPLORE FOR NEW RESERVES AT EXISTING MINES

Reserves at our existing mines declined from 1.4 million ounces of gold at the end of 1996 to 1.0 million ounces of gold at the end of 1997, as a result of the revaluation of our reserves at a $350 long-term gold price versus a $400 long-term gold price and 1997 mining activities.

Beartrack - In March and April of 1997, Meridian acquired the Musgrove, Arnett Creek and Humbug properties near the Beartrack mine, with the expectation that these properties would add to Beartrack's overall mineable reserves. Results to date have been disappointing, and it has been determined that these properties, if developed, would not provide acceptable rates of return to Meridian's shareholders at current low gold prices.

Additional targets on the Beartrack property were drilled in 1997 as well. However, we were unable to replace the reserves which were depleted due to 1997 production.

Jerritt Canyon - Exploration successes at Jerritt Canyon in 1997 nearly offset the decline in the reserve base occasioned by 1997 production, but could not make up for the decline in reserves caused by the revaluation at $350 gold. Highlights included the expansion of the high-grade SSX orebody and the further definition of the Coulee resource. SSX will go into production in 1998, ahead of the original schedule. Drilling will continue in 1998 on several prospective areas at Jerritt Canyon, which has been in continuous production since 1981.

PURSUE AN AGGRESSIVE ACQUISITIONS PROGRAM

Our objective is to become a low-cost, 500,000-ounce-per-year gold producer by the year 2000. We believe that such a size will provide us with the critical mass necessary for sustainable long-term growth in profitability and cash flow.

In order to achieve this strategic objective, we are aggressively pursuing opportunities which will be accretive to existing Meridian shareholders and which will provide us with a further platform for long-term growth. Our primary geographic focus is the Western Hemisphere, specifically Nevada and Latin America. Meridian offers known, strong leadership with sound technical and financial skills to the shareholders of any acquisition or merger candidate.

CONTINUE A "GRASS-ROOTS" EXPLORATION PROGRAM FOCUSED ON NEVADA AND CHILE

Because of the intensity of our focus at El Penon in Chile, grass roots exploration work in South America was held to a minimum in 1997, with minor drilling work taking place on the Las Tinajas property in Chile.

                               [MEETING PICTURE]

                                [LOBBY PICTURE]


TOP: A TEAM AT WORK, CONSISTING OF (L TO R): MIKE HOUSE, BOB BOZZUTO, MELISSA BARRY, JOHN PIERSON AND WILL STRONG.

BOTTOM: MERIDIAN GOLD'S WAITING AREA, WITH BOARD ROOM ON THE LEFT AND MURAL WALL ON THE RIGHT.


PROVEN AND
PROBABLE GOLD RESERVES
at December 31
(thousands of ounces)

              94            95             96             97

            1,769         1,422          1,419          1,909

Grass roots exploration continued, however, in Nevada, with the signing of an option agreement with Gerle Gold (U.S.) Inc. on the Happy Creek (Buff Peak) property in the Jackson Mountains of northwest Nevada. Under the agreement, Meridian can earn a 60% interest in the property, which hosts an epithermal quartz vein system with the potential for gold mineralization similar to that found at El Penon. Gerle Gold (U.S.) Inc. is a Nevada Corporation and a wholly-owned subsidiary of Gerle Gold Ltd., a British Columbia, Canada corporation.

In 1998, grass-roots exploration will continue in Nevada, and will expand considerably in South America. Over its history, Meridian Gold (formerly FMC
Gold) has discovered five "grass-roots" deposits, containing over 5.8 million ounces of gold. We hope to continue this kind of discovery success in the future.

FINANCIAL REVIEW

Meridian Gold recorded a loss of $69.2 million or $0.94 per share for 1997, primarily as a result of expensing all of an aggressive exploration program ($31.1 million) and non-cash charges relating to Jerritt Canyon and Beartrack due to low gold prices ($36.4 million). At the same time, however, the Company has built a platform for significant long-term profitable growth at El Penon and Rossi. This growth program and its corresponding negative impact on short-term earnings is completely consistent with our stated intentions at the time of our secondary offering in July 1996. Since the growth platform was established in 1997, 1998 exploration expenditures will be adjusted to about $10 million.

Revenues in 1997, driven by lower realized gold prices, decreased by 10% to $68.7 million on total production of 203,000 ounces of gold. Cash flow from operating activities was ($7.3) million, $22.7 million less than in 1996, due to our significant exploration expenditures and lower realized gold prices.

BOARD APPOINTMENTS

1997 saw the resignation of one board member and the addition of two new board members.

Michael Callahan, CFO of FMC Corporation, resigned in August.

Patrick J. Mars, President of P.J. Mars Investments Ltd. and Chairman of Chivor Emerald Corporation Ltd., joined our board in April. Malcolm W. MacNaught, who recently completed a successful career with Fidelity Investments, became a member of our board in December. Both Mr. Mars and Mr. MacNaught bring tremendous experience and expertise to our board, and we look forward to the benefit of their experience.

In February of 1998, John C. White resigned from the board to pursue the pleasures of retirement. We thank John for his contributions to Meridian.

1998 PRIORITIES AND OUTLOOK

For 1998, we expect to produce approximately 200,000 ounces of gold at an average cash cost of $225 per ounce. We also anticipate that a decision will be made as to whether or not the economics of the El Penon project justify placing El Penon into production at this time.

Exploration expenditures are planned at less than $10 million, and we will continue to evaluate acquisition candidates to build Meridian. We look forward to a challenging and successful 1998.



On behalf of the Board of Directors
February 28, 1998



(signed) David S. Robertson
David S. Robertson
Chairman of the Board



(signed) Brian J. Kennedy
Brian J. Kennedy
President & Chief Executive Officer

CORPORATE
RESPONSIBILITY





                                                           [MERIDIAN GOLD INC.]

NAPIAS CREEK, NEAR THE BEARTRACK MINE


"Honesty, integrity, and a strong commitment to high standards of moral, ethical and lawful conduct are among Meridian's proudest and most important traditions
 ... As we globalize and expand our activities, our common goal and continuing commitment must always be to maintain equally high standards wherever we are
 ..."

This statement, taken from Meridian Gold's Code of Ethics, is not merely a noble-sounding platitude. It represents how we have done business in the past, and how we will continue to do business in the future. We are very proud of our reputation, and we believe it is the essential foundation for sustainable, long-term success.


ENVIRONMENTAL RESPONSIBILITY

One of the first issues critics of the mining industry point to is the environment. Our response to such issues is quite frank - we aren't going to pretend that we are not in the mining business to make money and to increase shareholder value, but we take our environmental responsibilities seriously, and our track record proves that.

Our Beartrack mine has received awards from the State of Idaho for its continuing efforts to improve the surrounding environment. We have even taken on the responsibility of rehabilitating areas damaged by previous miners in the area, the most notable of these being Napias Creek, the work on which earned the mine a 1997 Special Project Award from the Idaho Land Board. When the Beartrack mine reaches the end of its life, we will reclaim the areas we have disturbed, just as we have done in the past - at Austin, and currently at Royal Mountain King, where we have already spent in excess of $9 million in reclamation activities.


RESPONSIBILITY TO OUR SHAREHOLDERS

As all corporations do, we operate under a serious mandate - to invest the money of our shareholders wisely and earn them a good return on their investment. Our shareholders are the reason we are in existence, and we fully accept the responsibility to put forth our best efforts toward being successful in this business and to be honest about the results of those efforts. We will continue to honor the integrity of our mandate.


RESPONSIBILITY TO OUR EMPLOYEES

Our employees, of course, from the President to our geologists to our equipment operators to our accountants, are what make this company perform. That is why we believe in creating a positive, safe working environment, in rewarding hard work and achievement, and in providing personal development opportunities to our employees.

At Beartrack, for instance, a "Bright Ideas" program has been developed to reward any employee or group of employees who come up with ideas to improve the efficiency and safety of our operations. On another important note, the Beartrack mine, which we operate, completed in January of 1998 a full year without a lost time accident.

Of course, the fact is not lost on us that attracting, developing and retaining quality employees who work hard and enjoy working for Meridian is good for all of us, including our shareholders. We have a strong team, and we will continue to grow stronger.


                               [PICTURE OF SIGN]


                               [PICTURE OF DEER]


                              [PICTURE OF HORIZON]


                               [PICTURE OF LAKE]

TOP: VIEW OF A PORTION OF THE RECLAIMED AREA AROUND NAPIAS CREEK, NEAR
BEARTRACK.

SECOND FROM TOP: WILDLIFE NEAR BEARTRACK.

SECOND FROM BOTTOM: ONE OF THE MAN-MADE LAKES AT ROYAL MOUNTAIN KING.

BOTTOM: VIEW OF THE FORMER AREA FOR TAILINGS DISPOSAL AT ROYAL MOUNTAIN KING.

BEARTRACK





                                                           [MERIDIAN GOLD INC.]

ORE PRODUCTION AT BEARTRACK


The 100-percent owned Beartrack mine, an open pit, heap leach operation, is located approximately 11 miles west of Salmon, Idaho on approximately 27 square miles of patented and unpatented mining claims. Beartrack produced 107,000 ounces of gold in 1997, down slightly from 109,000 ounces in 1996.

Ore production in 1997 was 3.8 million tonnes, at an average grade of 0.89 grams/tonne (cyanide soluble). Cash costs for the year were better than budgeted, at $202 per ounce of gold produced, and were slightly higher than 1996 cash costs of $190 due to lower throughput resulting from the planned heap leach pad expansion. Cost savings efforts at Beartrack in 1997 had a measurable effect on performance, and those efforts will continue in 1998.


SAFETY AND THE ENVIRONMENT

Beartrack was the recipient in 1997 of a Special Project Award from the Idaho Land Board for improving a 36-acre wetlands area around Napias Creek, continuing a strong tradition of environmental concern that has been evident from the beginning of the project. Beartrack's environmental manager, John Lawson, was also recognized in the award.

Beartrack also continues to be one of the safest mines in the United States, with a total reportable accident rate of 1.59, compared to the latest available national average (1996) of 8.06. In January of 1998, the mine completed a full year without a lost-time accident.


CONSTRUCTION ACTIVITIES

Over two million square feet of leach pad area was constructed in 1997 at a cost of $4.6 million, with approximately 50% of the work being done in-house. This expansion provides the necessary capacity to process the mine's remaining reserves, and loading of the new pad area began in late August.


EXPLORATION

Drilling of the newly-acquired Arnett Creek and Musgrove properties, located near the Beartrack property, yielded disappointing results amidst the low gold price environment. Drilling on the Beartrack property itself yielded some increases to the overall resource, but these increases were unable to offset the loss in reserves due to 1997 production and a new reserve estimation calculated at a $350 gold price (versus $400 in 1996).

As of December 31, 1997, proven and probable reserves at Beartrack stood at 13.8 million tonnes of ore grading 1.22 grams/tonne gold (fire assay basis), for 545,000 contained ounces of gold.


1998 OUTLOOK

A new mine plan, based on the new reserve estimation, is being implemented in 1998. Based on this plan, 1998 gold production is expected to be 100,000 ounces at an average cash cost of $230 per ounce.


                           [PICTURE OF CONSTRUCTION]

                         CONSTRUCTION ACTIVITIES ON THE
                          HEAP LEACH PAD AT BEARTRACK.



                          [PICTURE OF WORKMAN IN SUIT]

                            GOLD POUR AT BEARTRACK.



SUMMARY

o  1997 production of 107,000 ounces of gold
o  1997 cash costs of $202 per ounce
o  Heap leach pad expanded
o  Expected 1998 production of 100,000 ounces of gold at $230 per ounce

JERRITT
        CANYON



[MERIDIAN GOLD INC.]

PLANT FACILITIES AT JERRITT CANYON

The 30-percent owned Jerritt Canyon mine, located 57 miles northwest of Elko, Nevada, is a joint venture with Independence Mining Company, Inc., a wholly-owned subsidiary of Minorco (USA) Inc., who is the operator. Since the discovery of Jerritt Canyon by Meridian geologists in 1972, the mine has produced in excess of 4.8 million ounces of gold from various orebodies within the 120-square-mile claim block.

Historically, the various orebodies at Jerritt Canyon have been discovered in the erosional windows through the upper plate of the Roberts Mountains Thrusts, following mineralized structures. Over the past few years, however, several discoveries have been made following the mineralized structures beneath this upper plate. These include the Murray mine, currently in production, with year-end 1997 reserves of 1.3 million tonnes grading 14.0 grams/tonne; the SSX project, containing approximately 1.1 million tonnes grading 13.2 grams/tonne; and the Coulee resource, with 0.8 million tonnes grading 10.4 grams/tonne (all of the above stated on a 100% basis).


1997 PERFORMANCE

Production at Jerritt Canyon in 1997 was 96,000 ounces of gold, versus 1996 production of 93,000 ounces. The increase in production was largely due to 65% higher grades which more than offset the 42% lower mill throughput resulting from the shutdown of the wet mill early in the year. Cash costs of production were also better than 1996, at $209 per ounce versus $297 per ounce, due largely to the higher grades.

In April 1997 the Dash open pit orebody went into production. In addition, the SSX project was placed on an accelerated schedule in 1997, and should reach full production in the second half of 1998.

Due to the current low price of gold, the carrying value of the Jerritt Canyon mine on Meridian's balance sheet was reduced by $26.2 million in the third quarter of 1997. This was a one-time, non-cash item, and will improve the Company's earnings in the future.


EXPLORATION

During 1997, exploration was focused on in-fill drilling at Coulee and step-out drilling at SSX. Presently, SSX contains proven and probable reserves (Meridian's 30% share) of 138,000 ounces of gold at 13.2 grams/tonne.

As of December 31, 1997, proven and probable mineable reserves at Jerritt Canyon (Meridian's 30% share) stood at 1.9 million tonnes grading 7.6 grams/tonne gold, for 470,000 contained ounces of gold. Other mineralized material for Meridian's account at Jerritt Canyon amounted to 6.6 million tonnes grading 6.8 grams/tonne gold, for 1,458,000 contained ounces of gold.


1998 OUTLOOK

The mine plan for Jerritt Canyon forecasts 1998 production of 100,000 ounces of gold at an average cash cost of $220 per ounce. Capital expenditures of approximately $8 million will go primarily toward the development of the high-grade SSX mine. Exploration will focus on several promising new targets.


                         [PICTURE OF MACHINE OPERATOR]

                      UNDERGROUND MINING AT JERRITT CANYON.


          Cash Operating Costs                         Gold Production
          ($US/oz)                                     (K oz)

94             283                                            98

95             250                                            98

96             297                                            93

97             209                                            96

98             220                                           100

*estimated



SUMMARY

o  1997 production of 96,000 ounces of gold
o  1997 cash costs of $209 per ounce
o  SSX development accelerated
o  $26.2 million asset impairment taken in the third quarter
o  Expected 1998 production of 100,000 ounces of gold at $220 per ounce

                                                            [MERIDIAN GOLD INC.]



                                    EL PENON


Most of 1997 was focused on completing work for the feasibility study. That work included further surface drilling, the completion of the underground decline and underground reserve definition drilling, metallurgical testing, mine planning and plant design. The engineering firm contracted for the feasibility study was Kvaerner Metals.

DRILL RIGS AT EL PENON



FEASIBILITY RESULTS

Though the final feasibility study has not been completed, pending Engineering, Procurement and Construction bids on the mill from several engineering companies, the status of the study to date is encouraging. The mine plan calls for mining and milling at 2,000 tonnes per day (tpd), with proven and probable mineable reserves of 894,000 ounces of gold and 14,402,000 ounces of silver. The mine plan assumes the development of additional mineralized material containing 249,000 ounces of gold and 3,489,000 ounces of silver contiguous to the proven and probable reserves. Production would average about 130,000 ounces of gold and 1,900,000 ounces of silver per year, with average cash costs after co-product silver credits (using a $6/oz silver price) of $160 per ounce of gold over the life of the mine.

Based on favorable metallurgical testing of the ore, Kvaerner has recommended a standard processing circuit: three-stage crushing, a gravity circuit, cyanide leach, Merrill Crowe zinc precipitation, and a refinery. The feasibility work indicates recoveries of 95% of the gold and 87% of the silver. Mill operating costs are projected to be $12 per tonne of ore.

The mine plan indicates 85% of the reserves being mined by underground methods from two declines: the first at Quebrada Orito producing at about 600 tpd; and the second at the Orito Sur zone (which comprises the southern portion of the Quebrada Orito deposit) producing at about 800 tpd. An overhand cut-and-fill method has been used for the plan, with budgetary contract mining quotes of about $33 per tonne mined. Average underground grades are 7.2 g/tonne gold and
94.1 g/tonne silver for Quebrado Orito and 6.7 g/tonne gold and 110.4 g/tonne silver for Orito Sur.

The open pits at Quebrada Orito and Cerro Martillo would feed the mill at about 600 tonnes per day. The Quebrada Orito pits would have an average strip ratio of 9.4:1 with an average grade of 4.7 g/tonne gold and 64.3 g/tonne silver. Cerro Martillo would have an average strip ratio of 9.2:1 with an average grade of 2.5 g/tonne gold and 81.4 g/tonne silver. Budgetary quotes for open pit contract mining are about $1.38 per tonne mined.

Bid packages will be sent in late April of 1998 to several international engineering firms for the construction of the plant, and bids will be reviewed during the second quarter of 1998. Following the review of these bids, Meridian will make a decision as to whether or not the economics of the project justify placing El Penon into production at this time.


SURFACE WORK

Surface drilling started at El Penon in February and continued until mid-December. 356 holes were drilled during the year, including 48 core holes in the known resource areas. The emphasis was on reserve definition or development drilling. There were as many as seven drill rigs active on the property at one time, and more than $12 million was spent on surface drilling.

Early in the year, 51 `condemnation' holes were drilled to confirm that areas tentatively planned for future mine dumps and facilities were not located above potential mineralization. This work was completed by March.

Previous resource estimates included gold and silver resources at Quebrada Orito, Orito Sur, Orito Norte, Cerro Martillo, and Discovery Wash. 1997 drilling confirmed that the first three resource areas are actually connected - they are part of the same deposit localized by the same mineralized fault zone. This entire deposit is now referred to as Quebrada Orito, and was the focus of the surface and underground exploration work for most of the year.


                              [PICTURE OF DESERT]

                  AERIAL VIEW OF THE EL PENON PROJECT, IN THE
                       ATACAMA DESERT OF NORTHERN CHILE.



                               EL PENON PROPERTY

                                   [AREA MAP]


SUMMARY

o  Feasibility status encouraging

o Proven and probable mineable reserves of 894,000 ounces of gold and 14,420,000 ounces of silver

o  2,000 tonne-per-day mill being planned

o Production estimates of 130,000 ounces per year gold and 1,900,000 ounces per year silver at $160 per gold ounce.

EL PENON PLANNED DEVELOPMENT



                              [PICTURE OF TERRAIN]



EL PENON RESERVES AT DECEMBER 31, 1997

----------------------------------------------------------------------------------------
Proven and Probable Mineable          Ore       Gold      Silver       Contained Ounces
                                   Tonnes      Grade       Grade        Gold     Silver
                                   (mils)      (g/t)       (g/t)      (K oz)     (K oz)
----------------------------------------------------------------------------------------
Quebrada Orito Deposit(1)               4.0        6.6        98.8       834     12,473
Cerro Martillo Deposit                  0.7        2.6        84.1        60      1,929
----------------------------------------------------------------------------------------
Total Reserves                          4.7        6.0        96.2       894     14,402

(1) Includes both the Quebrada Orito and Orito Sur zones.


EL PENON OTHER MINERALIZED MATERIAL AT DECEMBER 31, 1997

----------------------------------------------------------------------------------------
                                      Ore       Gold      Silver       Contained Ounces
                                   Tonnes      Grade       Grade        Gold     Silver
                                   (mils)      (g/t)       (g/t)      (K oz)     (K oz)
----------------------------------------------------------------------------------------
Other Mineralized Material              3.6        8.3       146.0       964     16,903
----------------------------------------------------------------------------------------

Surface drilling at Quebrada Orito included 38 diamond core and 148 reverse circulation holes. Most of this work was completed on the southern end of the deposit where the orebody is covered by gravel and unmineralized rocks. Nearly all of the drill holes confirmed the previously estimated resource and served to decrease the drill hole spacing for reserve calculation. Individual assays ranged up to more than 400 g/t gold, and the structure continues to the south where the mineralization remains open at depth over a major portion of the strike length.

Cerro Martillo also received significant surface drilling with ten core and 46 reverse circulation holes. Reserve definition was the primary purpose, as at Quebrada Orito, and additional samples for metallurgical testing were also obtained. More than 300,000 ounces of mineralized material at Cerro Martillo exist, so additional drilling has the potential to increase proven and probable reserves.

Other mineralized material at El Penon totals 3.6 million tonnes grading 8.3 g/tonne gold and 146 g/tonne silver, for 964,000 ounces of gold and 16,903,000 ounces of silver.


UNDERGROUND WORK

The decline into the Quebrada Orito deposit that was initiated late in 1996 was completed around mid-year 1997. The work consisted of a 750 meter long, 4.25 x 4.75 meter decline, six cross-cuts totaling 341 meters, 55 meters of drifts in ore, and 44 underground diamond core holes. The underground program was successful in confirming the continuity and tenor of the mineralization in Quebrada Orito, and additional samples were obtained for metallurgical and geotechnical data. All of the data from the underground program were incorporated into the feasibility study, and the decline will also provide a production-scale access to a high-grade portion of the deposit.


EXPLORATION SUCCESS

Because of the emphasis on reserve definition for the feasibility study, there were only 63 true exploration holes drilled on the El Penon property in 1997. However, this limited work was successful in discovering a new zone of mineralization at Doncella, where gold and silver mineralization occurs in a geological setting similar to the known deposits.

The mineralization occurs along a large geophysical anomaly starting at depths of 125 meters. Though the drilling has been limited, several holes have confirmed a zone of ore grade mineralization up to 12 meters wide containing 5.2 g/t gold and 125 g/t silver over a strike length of at least 60 meters. The core of the zone is higher grade, with up to 6 meters true width of 8 g/t gold and 264 g/t silver. The Doncella zone remains open in both directions along strike and at depth.

In 1998, the full potential of Doncella will be tested, along with additional areas north of Discovery Wash and between Doncella and Cerro Martillo, where ore-grade intercepts over mineable widths have been encountered. Geophysical programs will also continue on the El Penon property, along with drill testing of new anomalies and targets.


PERMITTING

All permitting to enable development of a possible mining project has been initiated with the proper Chilean authorities. This process is proceeding on schedule.

                              [PICTURE OF WORKMAN]

A SECTION OF CORE FROM EL PENON DRILLING.



EL PENON PROCESS FLOWSHEET
RECOVERY 95% GOLD AND 87% SILVER

                              [FLOWSHEET GRAPHIC]

MERIDIAN GOLD INC.


                                      ROSSI


                                       & OTHER

                                          US EXPLORATION





ROSSI GEOLOGIC RESOURCE

-------------------------------------------------------------------------------
Cutoff grade    Ore tonnes     Gold grade     Contained Gold
    (g/t)         (mils)          (g/t)            (ozs)
-------------------------------------------------------------------------------
    6.8            2.8            12.7           1,069,000
-------------------------------------------------------------------------------

DRILLING AT ROSSI, ON THE CARLIN TREND


Two drill campaigns totaling 20 holes and 11,174 meters were completed at Rossi in 1997. The drilling was concentrated in the STORM Resource area, on Dunphy Road, and at a new target to the southwest of the STORM Resource. In the third quarter, a geologic resource estimate of 2.8 million tonnes averaging 12.7 grams/tonne, for 1.1 million contained ounces of gold, was completed. The estimate was made using a cut-off grade of 6.8 grams/tonne.

The resource estimate of the STORM Resource area included the construction of a three dimensional model. This model used 78 drill holes and placed strong structural and stratigraphic controls on the mineralization. In addition, no mineralization was extended more than 50 or 37 meters, depending on the orientation. The resource starts at a depth of approximately 215 meters below the surface and is open to expansion.

Although disappointing results were received at Dunphy Road, a new zone of significant mineralization was encountered southwest of the STORM Resource in three drill holes. The best of the holes encountered 68 meters of 2.5 grams/tonne gold starting at 368 meters depth. This hole did not intersect the structural intersection targeted, so additional drilling will be necessary to further evaluate the potential of the zone.

The resource estimate at Rossi represents the results of detailed deep drilling on only a small portion of the property, and the resource is open to expansion. Meridian is currently reviewing all of its options regarding the property.


OTHER U.S. EXPLORATION

In 1997, Meridian conducted grass-roots exploration in the U.S., primarily in the Great Basin of Nevada. The targets of this program were high grade volcanic-hosted vein systems and structurally controlled high-grade sediment hosted systems. Two early stage properties were acquired and detailed surface evaluation activities are currently underway. Both are low-sulfidation, quartz-adularia vein systems with many geological and geochemical characteristics similar to El Penon. Drilling is planned on at least one of these properties in 1998.



Preliminary Underground Program
Rossi STORM Resource
Looking Southwest

                               [UNDERGROUND MAP]

Rossi Property

                                     [MAP]

SUMMARY

o Rossi geologic resource of 1.1 million ounces of gold announced

o Full review of options regarding Rossi is proceeding

o Grass-roots program conducted in Nevada

STATISTICAL SUMMARY


------------------------------------------------------------------------------------------
                                          1997       1996       1995       1994       1993
                                          ----       ----       ----       ----       ----
Milling Operations
TONNES OF ORE PROCESSED (thousands)
Jerritt Canyon (Meridian Gold share)       419        726        802        806        849
Royal Mountain King                         --         --         --        635      1,210
Paradise Peak                               --         --         --         --        533
GOLD ORE GRADE (grams per tonne)
Jerritt Canyon                             7.4        4.5        4.4        4.1        4.4
Royal Mountain King                         --         --         --        1.8        1.8
Paradise Peak                               --         --         --         --        3.9
GOLD RECOVERIES
Jerritt Canyon                              91%        88%        86%        88%        89%
Royal Mountain King                         --         --         --         73%        77%
Paradise Peak                               --         --         --         --         89%
Leaching Operations
TONNES OF ORE MINED (thousands)
Beartrack                                3,764      3,969      3,539        733         --
Paradise Peak                               --         --         --         --      3,554
GOLD ORE GRADE (grams per tonne)
Beartrack (cyanide soluble grade)          0.9        0.9        1.2        1.2         --
Paradise Peak                               --         --         --         --        0.9
GOLD RECOVERIES
Beartrack                                   86%        90%        90%        --         --
Paradise Peak                               --         --         --         --         82%
Production (thousands of ounces)
GOLD
Jerritt Canyon (Meridian Gold share)        96         93         98         98        108
Beartrack                                  107        109         49         --         --
Paradise Peak                               --         --          4         39        158
Royal Mountain King                         --         --         --         26         55
                                          ----       ----       ----       ----       ----
Total Gold                                 203        202        151        163        321
Total Silver                                60         38         27        154        863
                                          ----       ----       ----       ----       ----
CASH COST OF PRODUCTION
(United States $ per gold ounce)
Jerritt Canyon                             209        297        250        283        240
Beartrack                                  202        190        166         --         --
Paradise Peak                               --         --        155        124        117
Royal Mountain King                         --         --         --        296        336
   Average                                 205        239        221        246        194

CAUTIONARY STATEMENT

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performances or achievements or other events expressly or impliedly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of ore reserves, mineral deposits and ore grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of common shares, dilution and certain anti-takeover effects.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The principal public trading markets for Meridian Gold common shares are The Toronto Stock Exchange and the New York Stock Exchange. The quarterly high and low trading prices of Meridian Gold common shares as reported on the Toronto and New York Stock Exchanges and cash dividends paid for years ended December 31, 1997 and 1996 are set forth in the table of Supplementary Data on page 38.

Year-end 1997 market prices of Meridian Gold shares were $2.94 on the New York Stock Exchange and CDN $4.00 per share on The Toronto Stock Exchange.

Meridian Gold had 440 shareholders of record as of December 31, 1997.

SELECTED FINANCIAL DATA

The following selected financial data, for the years 1993 through 1997, have been derived from the consolidated financial statements of Meridian Gold Inc., including the consolidated balance sheets at December 31, 1997 and 1996 and the related consolidated statements of operations, consolidated statements of cash flows, and changes in stockholder's equity for each of the years ended December 31, and the notes thereto.

(in millions of United States dollars, except share and per share data)
------------------------------------------------------------------------------------------
                                    1997        1996        1995        1994        1993
                                 ---------   ---------   ---------   ---------   ---------
Summary of Earnings
Sales                            $    68.7   $    76.2   $    57.4   $    63.4   $   118.9
Costs and expenses
  Cost of sales                       55.0        56.2        30.1        38.8        78.6
  Depreciation, depletion,
    and amortization                  23.3        21.0        21.2        15.3        18.5
  Exploration costs                   31.1        13.4        10.8        10.9        14.2
  Selling, general and
    administrative expenses            6.2         6.4         5.1         6.5         6.9
  Provision for impairment of
    mining properties                 26.2        --          --          --          60.6
                                 ---------   ---------   ---------   ---------   ---------
Total costs and expenses             141.8        97.0        67.2        71.5       178.8
                                 ---------   ---------   ---------   ---------   ---------
Operating loss                       (73.1)      (20.8)       (9.8)       (8.1)      (59.9)
Interest income                        3.7         4.9         5.9         8.7         8.3
Gain on sale of assets                 0.2        --           1.7        --          --
                                 ---------   ---------   ---------   ---------   ---------
Income (loss) before
  income taxes                       (69.2)      (15.9)       (2.2)        0.6       (51.6)
Income tax expense (benefit)          --          --          (4.5)       (2.1)        2.2
                                 ---------   ---------   ---------   ---------   ---------
Net income (loss)                $   (69.2)  $   (15.9)  $     2.3   $     2.7   $   (53.8)
                                 ---------   ---------   ---------   ---------   ---------
Earnings (loss) per
  common share                   $   (0.94)  $   (0.22)  $    0.03   $    0.04   $   (0.73)
                                 ---------   ---------   ---------   ---------   ---------
Weighted average
  common shares
  outstanding (thousands)           73,601      73,563      73,484      73,484      73,484
                                 ---------   ---------   ---------   ---------   ---------
TOTAL ASSETS AT DECEMBER 31      $   147.9   $   214.6   $   225.2   $   235.1   $   238.6
                                 ---------   ---------   ---------   ---------   ---------
TOTAL DIVIDENDS                  $    --     $     1.5   $     3.7   $     3.7   $     3.7
                                 ---------   ---------   ---------   ---------   ---------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL REVIEW

SALES AND EARNINGS

As a reflection of lower realized gold prices, sales for 1997 decreased to $68.7 million, from $76.2 million in 1996. Gold production was 203,000 ounces, versus 202,000 ounces in 1996, and the average realized price of gold was $334 per ounce, compared to $392 per ounce in 1996. Sales in 1997 include a gain of $0.9 million on put options covering 33,000 ounces.

Cost of sales in 1997 was lower than in 1996, at $55.0 million versus $56.2 million, due largely to lower costs at Jerritt Canyon resulting from higher ore grades. Average cash costs declined to $205 per ounce of gold from $239 per ounce in 1996, as a result of lower operating costs and increased ore grades at Jerritt Canyon. Beartrack cash costs increased to $202 per ounce from $190 per ounce due to slightly lower recoveries and the heap leach pad expansion. At Jerritt Canyon, cash costs per ounce were driven lower by the higher grades, which more than offset lower throughput, to $209 per ounce, versus $297 per ounce in 1996.

Exploration spending of $31.1 million in 1997 was significantly higher than the $13.4 million spent in 1996, owing to the significant amount of preliminary development work that was completed at El Penon. The Company's policy is to expense the cost of this work immediately, until the property is deemed capable of commercial production. Exploration spending was also focused on defining a resource at Rossi, and on increasing reserves at the Beartrack and Jerritt Canyon operations. Selling, general and administrative expenses decreased to $6.2 million in 1997, from $6.4 million in 1996.

In the third quarter of 1997, the Company recorded non-cash charges totaling $36.4 million relating to Jerritt Canyon and Beartrack due to the low gold price environment.

Meridian's net loss for the year was $69.2 million, compared with a net loss of $15.9 million in 1996. The Company did not recognize a tax benefit in either 1996 or 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash to meet the Company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. At December 31, 1997, cash and cash equivalents totaled $54.3 million, and primarily took the form of short-term Euro deposits which have varying maturities and are payable on demand.

Capital expenditures increased to $19.0 million in 1997, from $13.9 million in 1996. 1997 expenditures related to Jerritt Canyon were $13.1 million, up from $9.0 million in 1996, as a result of increased mine development. At Beartrack, the heap leach pad expansion was completed in 1997, representing the major portion of Beartrack's $5.7 million of capital expenditures in 1997, which compares to expenditures of $4.7 million in 1996.

Expected cash requirements for 1998 include approximately $10.3 million for planned capital expenditures, primarily directed toward further mine development at Jerritt Canyon. Exploration spending in 1998 is expected to be approximately $9.0 million. The Company expects to fund these cash requirements from cash flow from operations and existing cash reserves.

Should the Company decide to develop any of its exploration and development properties, significant capital will be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowings from third parties.

The Company has and will continue to address all risk implications with regard to the Year 2000 issue relating to its business and operations. All operating systems will be shut down and tested during 1998 running a test Year 2000 environment. All critical customers and suppliers have been requested to verify, in writing, any implications resulting from Year 2000 before year-end 1998. It is the Company's opinion that there will be no material operating or financial impact to the Company due to the arrival of the new millennium.

OUTLOOK

Gold production is estimated to be approximately 200,000 ounces in 1998, based upon the continued operation of the Beartrack and Jerritt Canyon mines. Cash costs should be approximately $225 per ounce, with Beartrack producing at $230 per ounce due to lower ore grades and Jerritt Canyon producing at $220 per ounce. Exploration at both operations will continue in 1998, although at somewhat lower levels than before, and exploration at El Penon and in South America will continue.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS, MERIDIAN GOLD INC.:

We have audited the accompanying consolidated balance sheets of Meridian Gold Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1997 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Canada. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Gold Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with accounting principles generally accepted in Canada.



(signed)KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Denver, Colorado


February 9, 1998

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimate and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that its assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that the management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG Peat Marwick LLP. Their report outlines the scope of their examination and their opinion on the consolidated financial statements.


(signed)Brian J. Kennedy                       (signed)Edward H. Colt

Brian J. Kennedy                               Edward H. Colt
President & Chief Executive Officer            Vice President, Finance &
                                               Chief Financial Officer


February 9, 1998

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31

(in thousands of United States dollars, except per share data)
-------------------------------------------------------------------------------------------------------
                                                                     1997          1996          1995
                                                                  ---------     ---------     ---------
              Sales                                               $  68,740     $  76,230     $  57,438
              Costs and expenses
                Cost of sales                                        54,945        56,216        30,065
                Depreciation, depletion, and amortization            23,346        21,068        21,253
                Exploration costs                                    31,107        13,357        10,826
                Selling, general and administrative expenses          6,242         6,397         5,070
                Provision for impairment of mining properties        26,233            --            --
                                                                  ---------     ---------     ---------
              Total costs and expenses                              141,873        97,038        67,214
                                                                  ---------     ---------     ---------
              Operating loss                                        (73,133)      (20,808)       (9,776)
              Interest Income                                         3,788         4,953         5,857
              Gain on sale of assets                                    178            --         1,680
                                                                  ---------     ---------     ---------
              Loss before income taxes                              (69,167)      (15,855)       (2,239)
(note 8)      Income tax expense (benefit)                               --            --        (4,512)
                                                                  ---------     ---------     ---------
              Net income (loss)                                   $ (69,167)    $ (15,855)    $   2,273
                                                                  ---------     ---------     ---------
(note 1)      Earnings (loss) per common share                    $   (0.94)    $   (0.22)    $    0.03
                                                                  ---------     ---------     ---------

              See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

December 31

(in thousands of United States dollars)
-------------------------------------------------------------------------------------------------------------
                                                                                           1997        1996
                                                                                         --------    --------
                    ASSETS
                    CURRENT ASSETS:
(note 1)            Cash and cash equivalents                                            $ 54,321    $ 82,570
                    Trade receivables                                                       1,249       1,768
(note 3)            Inventories                                                             9,982      16,763
                    Other current assets, less allowance of $2,000 in 1997 and 1996         3,359       2,717
                                                                                         --------    --------
                    Total current assets                                                   68,911     103,818
(note 4)            Property, plant and equipment, net                                     75,687     106,634
(notes 1 and 12)    Other assets                                                            3,349       4,115
                                                                                         --------    --------
                    Total assets                                                         $147,947    $214,567
                                                                                         ========    ========

                    Liabilities and Shareholders' Equity
                    CURRENT LIABILITIES:
                    Accounts payable, trade and other                                    $  5,272    $  7,549
(note 6)            Accrued and other liabilities                                           8,878      10,709
                                                                                         --------    --------
                    Total current liabilities                                              14,150      18,258
                                                                                         --------    --------
(note 7)            Other long-term liabilities                                            21,235      14,597
(note 1)            SHAREHOLDERS' EQUITY:
                    Series 1 preferred shares, no par value, authorized unlimited
                      shares, 10,000 issued and outstanding in 1997 and 1996                  100         100
                    Common shares, no par value, authorized unlimited shares,
                      73,601,495 and 73,597,495 issued and outstanding in 1997 and 1996    68,449      68,432
                    Additional paid-in capital                                              3,658       3,658
                    Retained earnings                                                      40,355     109,522
                                                                                         --------    --------
                    Total shareholders' equity                                            112,562     181,712
                                                                                         --------    --------
                    Total liabilities and shareholders' equity                           $147,947    $214,567
                                                                                         ========    ========

                    See notes to consolidated financial statements

                    Signed on behalf of the Board of Directors:

                    (signed) David S. Robertson        (signed) Brian J. Kennedy

                    David S. Robertson                 Brian J. Kennedy
                    Director                           Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31

(in thousands of United States dollars)
-----------------------------------------------------------------------------------------------
                                                             1997          1996          1995
                                                          ---------     ---------     ---------
Cash flow from operating activities:
Net income (loss)                                         $ (69,167)    $ (15,855)    $   2,273
                                                          ---------     ---------     ---------
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Provision for depreciation, depletion and amortization       23,346        21,068        21,253
Gain on sale of asset                                          (178)           --        (1,680)
Impairment of mining properties                              26,233            --            --
Provision for reclamation, net of costs incurred              5,548         7,331            96
Provision for doubtful note receivable                           --         1,700            --
Issuance of preferred stock as compensation                      --           100            --
(INCREASE) DECREASE IN ASSETS:
Trade receivables                                               519         3,391        (3,363)
Inventories                                                   6,781        (1,971)       (9,171)
Other current assets                                           (642)         (621)       (2,538)
Other assets                                                    766         2,497            --
(DECREASE) INCREASE IN LIABILITIES:
Accounts payable, trade and other                            (2,277)          441        (4,002)
Accrued and other liabilities                                (1,831)        3,400        (1,716)
Amounts due to FMC Corporation                                   --        (2,275)        1,681
Other long-term liabilities                                   3,590        (3,847)       (2,781)
                                                          ---------     ---------     ---------
Net cash provided by (used in) operating activities          (7,312)       15,359            52
                                                          ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital spending                                            (18,959)      (13,882)      (36,943)
Disposal of property, plant and equipment                       505           172         4,645
Increase in other assets                                         --            --        (1,791)
                                                          ---------     ---------     ---------
Net cash used in investing activities                       (18,454)      (13,710)      (34,089)
                                                          ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                               17           560            --
Dividends paid                                                   --            --        (3,674)
Repayments of long-term debt                                 (2,500)       (1,000)       (1,500)
Capital contribution/return of
  capital related to the reincorporation                         --         2,186            --
                                                          ---------     ---------     ---------
Net cash provided by (used in) financing activities          (2,483)        1,746        (5,174)
                                                          ---------     ---------     ---------
Increase (decrease) in cash and cash equivalents            (28,249)        3,395       (39,211)
Cash and cash equivalents, beginning of year                 82,570        79,175       118,386
                                                          ---------     ---------     ---------
Cash and cash equivalents, end of year                    $  54,321     $  82,570     $  79,175
                                                          ---------     ---------     ---------


Supplemental disclosure of cash flow information:
   Cash paid (and refunds received) for income taxes
   during 1997, 1996, and 1995 were $2,193, ($1,454), and ($2,857), respectively
--------------------------------------------------------------------------------
See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31

(in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                              Number of
                                  Number of    Meridian   Meridian               Meridian   Meridian
                                   FMC Gold        Gold       Gold   FMC Gold        Gold       Gold   Additional
                                     Common   Preferred     Common     Common   Preferred     Common      Paid-in    Retained
                                     Shares      Shares     Shares     Shares      Shares     Shares      Capital    Earnings
                                  ---------   ---------   --------   --------   ---------   --------   ----------    --------
          BALANCE
            DECEMBER 31, 1994        73,484                           $   735      $   --   $     --     $ 68,609    $126,778
          Net income                                                                                                    2,273
          Cash dividend
            ($0.05 per share)                                                                                          (3,674)
                                     ------      ------     ------    -------      ------   --------     --------    --------
          BALANCE
            DECEMBER 31, 1995        73,484                               735                              68,609     125,377
          Issuance of shares
            upon exercise of
            stock options               113                                 1                                 559
(note 1)  Reincorporation           (73,597)                73,597       (736)                69,904      (69,168)
          Net loss                                                                                                    (15,855)
(note 1)  Return of capital in
            connection with
            the reincorporation                                                               (1,472)
(note 1)  Capital contribution
            related to the
            reincorporation                                                                                 3,658
          Preferred shares
            issued                                   10                               100
                                     ------      ------     ------    -------      ------   --------     --------    --------
          BALANCE
            DECEMBER 31, 1996            --          10     73,597         --         100     68,432        3,658     109,522
          Net loss                       --                                                                           (69,167)
          Issuance of shares
            upon exercise of
            stock options                --                      4                                17
                                     ------      ------     ------    -------      ------   --------     --------    --------
          BALANCE
            DECEMBER 31, 1997            --          10     73,601    $    --      $  100   $ 68,449     $  3,658    $ 40,355
                                     ------      ------     ------    -------      ------   --------     --------    --------


See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31

NOTE 1        PRINCIPAL ACCOUNTING POLICIES

              NATURE OF OPERATIONS AND BACKGROUND

              Meridian Gold Inc. ("Meridian") is an exploration-oriented gold producer.

              BASIS OF PRESENTATION

              The accompanying consolidated financial statements include the accounts of Meridian and its predecessor, FMC Gold Company ("FMC Gold"), and all majority-owned subsidiaries (collectively referred to as "the Company"). The accounts of joint ventures in which the Company holds an interest are consolidated on a pro rata basis. All significant intercompany accounts are eliminated in consolidation.

              Meridian commenced operations in July, 1996 upon completion of a series of transactions in which the Company was reincorporated in Canada and became the successor to the business of FMC Gold ("the Reincorporation"). In connection with the Reincorporation, FMC Gold shareholders received one share of Meridian common stock, and a $0.02 per share return of capital totaling approximately $1.5 million, in exchange for each common share held in FMC Gold. The accompanying statement of stockholders' equity for the year ended December 31, 1996 includes adjustments to give effect to the Reincorporation. Additionally, FMC Corporation ("FMC") sold its 80 percent interest in Meridian through a public offering of Meridian's common stock. Concurrent with FMC's sale of its interest in Meridian, FMC made a capital contribution to Meridian totaling approximately $3.7 million. FMC Gold shares were subsequently cancelled.

              As a result of the Reincorporation as a Canadian company, in 1996 the Company began reporting its financial statements in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. Differences between U.S. and Canadian GAAP do not have a material effect on the financial statements presented. The accompanying consolidated financial statements are presented in U.S. dollars.

              USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              CASH AND CASH EQUIVALENTS

              Meridian considers all highly liquid marketable securities with original maturities of fewer than 91 days to be cash equivalents. Marketable securities consist of Euro-time deposits with major commercial banks and totaled approximately $54.3 million at December 31, 1997. The book value of the marketable securities approximates fair value.

              INVENTORIES

              Inventories are stated at the lower of the average cost or market, and include labor, materials, other production costs and depreciation. No inventory value is assigned to stockpiled ore, except for in-process leach-pad ore where cost includes labor, materials and other production costs.

              PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, is recorded at cost. Depreciation and amortization for financial reporting purposes is provided on a units of production basis or on the straight-line basis

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              over the shorter of the estimated lives of the assets or the estimated proven and probable recoverable reserves. Gains and losses are reflected in income upon sale or retirement of assets.

              MINERAL EXPLORATION AND DEVELOPMENT COSTS

              Mineral exploration costs are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production are capitalized and then amortized using the units of production method.

              RECLAMATION

              Reclamation and shutdown costs to be incurred following mine closures are estimated and accrued over the life of each mine using the units of production method.

              REVENUE RECOGNITION

              Sales are generally recognized upon shipment of gold and silver dore to third parties.

              INCOME TAXES

              The Company adopted the asset and liability method of accounting for income taxes in 1997, and elected to apply the new method retroactive to January 1, 1995. The retroactive application of the new method of accounting for income taxes had no effect on the financial statements for 1996 or 1995.

              Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              FORWARD SALES AND HEDGING

              In order to reduce its exposure to decreasing prices for future gold production, the Company has hedged portions of future gold production by entering into put option contracts. Costs associated with open contracts were $1.8 million as of December 31, 1997 and $3.3 million as of December 31, 1996 and are included in other assets. The costs of the contracts are deferred and recognized as a reduction of sales when the hedged production is sold. Proceeds received upon the exercise of put options are recorded as sales when the hedged production is sold.

              EARNINGS (LOSS) PER COMMON SHARE

              Earnings (loss) per common share have been computed based on the weighted average number of shares of common stock outstanding during the year (73,600,788 shares in 1997, 73,563,087 shares in 1996 and 73,484,395 shares in 1995).

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              At December 31, 1997, the book value of the Company's financial instruments approximates their fair value except as disclosed in
              Note 12.

              RECLASSIFICATIONS

              Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

NOTE 2        ACQUISITIONS AND DIVESTITURES

              On November 30, 1995, the Company's 100 percent interest in Paradise Peak Corporation was sold to Arimetco Inc. for $4 million, including $2.0 million in cash and a note receivable for $2.0 million, resulting in a $1.7 million gain on the sale of the assets and the reversal of $4.5 million of accrued reclamation costs through cost of sales. In January 1997, Arimetco Inc. declared bankruptcy under Chapter 11. During the year ended December 31, 1996, the Company recorded a provision of $2.0 million for the promissory note that was due in November 1996.

              In June 1994, the Company agreed to purchase the remaining 14 percent interest in the Beartrack joint venture from Minex for $6.0 million. Installments of $1.5 million each were paid to Minex in June 1994 and June 1995, and two installments of $1.0 million each were paid in June 1996 and June 1997. The balance payable to Minex is due in two $0.5 million installments in 1998 and 1999.


NOTE 3        INVENTORIES

              Inventories (at cost) consist of the following:




              (in thousands)
-----------------------------------------------------------------------------

                                                              1997      1996
                                                            -------   -------

              Gold and silver                               $    11   $ 1,863
              Leach-pad ore                                   8,964    12,750
              Materials and supplies                          1,007     2,150
                                                            -------   -------
              Total                                         $ 9,982   $16,763
                                                            -------   -------

              Gold and silver inventories are in the form of dore, which is delivered to precious metal treatment facilities for further processing.

              Leach pad ore inventory includes the cost of loading ore on the heap leach pads at the Beartrack mine, and includes labor, materials and other production costs. At December 31, 1997, there were approximately 12.0 million tonnes of ore under leach containing approximately 58,000 ounces of gold.


NOTE 4        PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment consists of the following:



              (in thousands)
---------------------------------------------------------------------------------
                                                          1997            1996
                                                     ------------    ------------

              Land and land improvements             $     15,792    $     26,370
              Less accumulated depreciation                (5,682)         (3,374)
                                                     ------------    ------------
                                                           10,110          22,996
                                                     ------------    ------------
              Buildings                                    12,829          12,754
              Less accumulated depreciation                (6,396)         (4,090)
                                                     ------------    ------------
                                                            6,433           8,664
                                                     ------------    ------------
              Machinery and equipment                     118,537         119,900
              Less accumulated depreciation               (89,265)        (75,016)
                                                     ------------    ------------
                                                           29,272          44,884
                                                     ------------    ------------
              Development costs                            93,574          72,270
              Less accumulated depletion                  (75,411)        (48,490)
                                                     ------------    ------------
                                                           18,163          23,780
                                                     ------------    ------------
              Construction in progress                     11,709           6,310
                                                     ------------    ------------
              Net property, plant and equipment      $     75,687    $    106,634
                                                     ------------    ------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              Allocated to the projects as follows:

(in thousands)
---------------------------------------------------------------------------------
                                                          1997           1996
                                                      ------------   ------------

Beartrack mine                                        $     53,149   $     60,627
Jerritt Canyon mine                                         15,339         38,889
Rossi project                                                5,500          5,500
El Penon project                                               501            355
Royal Mountain King property                                   449            449
Administrative offices                                         749            814
                                                      ------------   ------------
Net property, plant and equipment                     $     75,687   $    106,634
                                                      ------------   ------------

NOTE 5        JOINT VENTURE

              The Company's 30% interest in the Jerritt Canyon Joint Venture is reflected in the consolidated financial statements on a pro rata basis. The Company's share of the joint venture's assets, liabilities, revenues and expenses included in the accompanying financial statements are as follows:


(in thousands)
------------------------------------------------------------------------------------------------------
                                                               1997            1996            1995
                                                          ------------    ------------    ------------

Current assets                                            $      2,065    $      2,832    $      5,126
Property, plant and equipment, net                              15,339          38,889          40,384
Investments and other assets                                       561             649           2,467
                                                          ------------    ------------    ------------
Total assets                                                    17,965          42,370          47,977
                                                          ------------    ------------    ------------
Current liabilities                                              2,219           3,171           4,356
Long-term liabilities                                            9,720           4,565           2,907
Other                                                             --               315            --
                                                          ------------    ------------    ------------
Total liabilities                                               11,939           8,051           7,263
                                                          ------------    ------------    ------------
Equity in Joint Venture                                   $      6,026    $     34,319    $     40,714
                                                          ------------    ------------    ------------
Revenue                                                   $     30,559    $     35,781    $     37,622
Expenses
Cost of sales                                                   29,060          27,524          24,605
Depreciation, depletion and amortization                        10,053          10,316          16,498
Impairment of assets                                            26,233           3,225             896
                                                          ------------    ------------    ------------
Net loss                                                  $    (34,787)   $     (5,284)   $     (4,377)
                                                          ------------    ------------    ------------
Cash provided by (used in) operating activities           $     11,403    $      9,932    $      9,307
Cash used in investing activities                              (12,737)         (8,821)        (10,093)
Cash provided by (used in) financing activities                   --              --              --
                                                          ------------    ------------    ------------


NOTE 6        ACCRUED AND OTHER LIABILITIES

              Accrued and other liabilities consist of the following:



(in thousands)
--------------------------------------------------------------------------------
                                                                 1997      1996
                                                               -------   -------

Shutdown and reclamation accrual (notes 1 and 7)               $ 3,356   $ 4,615
Notes payable (note 2)                                             500     2,500
Accrued bonus and payroll                                        1,354     1,228
Other                                                            3,668     2,366
                                                               -------   -------
Total                                                          $ 8,878   $10,709
                                                               -------   -------


              Included in notes payable at December 31, 1996 are short-term borrowings of $1.5 million incurred during the Reincorporation. The note was paid in full in January 1997.

NOTE 7        OTHER LONG-TERM LIABILITIES

              Other long-term liabilities consist of the following:



(in thousands)
---------------------------------------------------------------------------
                                                            1997      1996
                                                          -------   -------

Shutdown and reclamation accrual (notes 1 and 6)          $18,453   $11,707
Notes payable (note 2)                                        500     1,000
Other                                                       2,282     1,890
                                                          -------   -------
Total                                                     $21,235   $14,597
                                                          -------   -------

              Shutdown and reclamation accruals represent estimated costs of earthwork, including detoxification and recontouring, revegetation, and stabilization. The costs of heap-leach encapsulation and facility decommissioning are also included in these accrued costs.

              In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses are performed on an ongoing basis.

              In the fourth quarter of 1996, a new closure estimate to complete reclamation of the Royal Mountain King mine was developed by an outside engineering firm. Based on the new estimate, the reclamation liability was increased by $5.6 million, reflecting increasingly stringent environmental regulations, changing project conditions, and increased costs. The Royal Mountain King mine was shut down in July 1994.

              Although the ultimate amount of reclamation obligations to be incurred is uncertain, as of December 31, 1997, Meridian has estimated these costs for all of its properties to be $33 million, and at December 31, 1997, accrued reclamation costs, including the current portion, were $21.8 million for all properties. The provision for reclamation costs charged to operations was $9.7 million, $8.9 million and $1.9 million in 1997, 1996 and 1995, respectively. Actual reclamation expenditures were $4.2 million, $1.6 million, and $1.8 million in 1997, 1996 and 1995, respectively.


NOTE 8        INCOME TAXES

              In 1995 and prior to the Reincorporation in 1996, the Company was included in FMC's consolidated federal income tax return. Under a tax-sharing agreement with FMC, the Company paid to FMC amounts generally equal to the tax the Company would have been required to pay had it filed a separate return, and FMC paid to the Company amounts generally equal to any tax benefits the Company would have realized on a separate return basis which were realized by FMC. Under the terms of the agreement, the Company is obligated to reimburse FMC for any amounts, including penalties and interest, that it may be assessed upon an examination of the consolidated returns by the IRS, to the extent that the additional income taxes are attributable to the Company's operations prior to the Recapitalization. The Company believes that it has adequately provided for any amounts that may ultimately be payable to FMC under the agreement.

              On July 31, 1996, the Company received a $1.7 million settlement under the tax sharing agreement, which amount was reflected as a recovery of taxes in the financial statements for the year ended December 31, 1995.

              In connection with the Reincorporation, Meridian and FMC jointly agreed to elect to treat the disposition of the shares of Meridian by FMC as an asset sale. As a result, Meridian's assets were adjusted to their fair market value for income tax purposes. Accordingly, the Company's net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              operating loss and alternative minimum tax credit carryforwards remained with FMC. The income tax benefit in 1995 represents the intercompany tax allocation under the tax sharing agreement, including the $1.7 million settlement. There was no tax provision in 1997 and 1996.

              The income tax provision (benefit) differs from that computed by applying the United States applicable federal statutory rate of approximately 34 percent to income before taxes for the following reasons:



Year ended December 31 (in thousands)
--------------------------------------------------------------------------------
                                                   1997        1996        1995
                                                --------    --------    --------
Income tax provision (benefit)
  calculated using statutory tax rates          $(23,516)   $ (5,391)   $   (784)
Increase in valuation allowance for
  net deferred tax assets                         23,441       5,371         765
Other                                                 75          20          19
                                                --------    --------    --------
ACTUAL TAX PROVISION (BENEFIT)                  $     --    $     --    $     --
                                                --------    --------    --------

              The significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:



(in thousands)
-------------------------------------------------------------------------
                                                        1997        1996
                                                     --------    --------

Inventory                                            $     --    $  1,068
Reclamation reserves                                    5,969       2,186
Property, plant and equipment                          27,145       5,860
Net operating loss carryforwards                          340         923
Other, net                                                680          --
                                                     --------    --------
Total deferred tax assets                              34,134      10,037
Valuation allowance                                   (31,634)     (8,193)
                                                     --------    --------
Deferred tax assets, net of allowance                   2,500       1,844
                                                     --------    --------
Property, plant and equipment                          (2,500)     (1,844)
                                                     --------    --------
Total deferred tax liabilities                         (2,500)     (1,844)
                                                     --------    --------
Net deferred tax assets                              $     --    $     --
                                                     --------    --------

              At December 31, 1997, the Company had a Canadian net operating loss carryforward of approximately $1.0 million, of which $0.6 and $0.4 million will expire in 2003 and 2004, respectively.


NOTE 9        GEOGRAPHIC SALES AND SALES TO MAJOR CUSTOMERS

              Sales to unaffiliated customers by destination of sale are as follows:


Year ended December 31 (in thousands)
----------------------------------------------------------------------
                                                       1997      1996
                                                     -------   -------

USA                                                  $17,545   $    --
Western Europe                                        51,195    75,724
                                                     -------   -------
Total                                                $68,740   $75,724
                                                     -------   -------

              The Company's gold and silver dore production is purchased and refined by several European and United States refiners. Sales were to three refiners in 1997 and to two refiners in 1996, each representing 10 percent or more of consolidated sales. Sales to these companies amounted to $68.7 million in 1997, and $75.7 million in 1996. The Company believes that several other refiners would be willing to purchase the Company's production should any of the current refiners discontinue buying the Company's production.

NOTE 10       EMPLOYEE PLANS

              Prior to July 31, 1996, all Company employees were covered by FMC's retirement plan, post retirement health care and life insurance benefit program, the costs of which were included in the amounts paid under the management services agreement discussed in
              Note 14.

              The Company has a defined benefit pension plan covering substantially all salaried employees. Pension benefits are generally based on years of service and final average yearly earnings. The plan was separated from the FMC Corporation pension plan during 1996, and $1.5 million of FMC's plan assets were transferred to the Company's plan effective January 1, 1997. The Company's funding policy is to contribute the minimum amount required by applicable regulations. The following table represents the plan's funded status at December 31, 1997 and 1996:



(in thousands)
------------------------------------------------------------------------------------------------
                                                                                1997       1996
                                                                              -------    -------

Projected benefit obligation                                                  $ 1,897    $ 1,130
Market value of plan assets                                                     1,875      1,480
                                                                              -------    -------
Projected benefit obligation in excess of or (less than) plan assets               22       (350)
Unrecognized net gain                                                             288        350
                                                                              -------    -------
Accrued pension cost                                                              310         --
                                                                              -------    -------
Actuarial assumptions:
Weighted average discount rate                                                   8.25%      8.25%
Weighted average rate of compensation increase                                   6.90%      6.90%

NOTE 11       SHARE CAPITAL

              The authorized share capital of the Company consists of an unlimited number of preferred shares without par value and an unlimited number of common shares without par value. Preferred shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The preferred shares rank prior to the common shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares as a class are entitled by law to vote, the holders of preferred shares are not entitled to vote.

              The Company has outstanding 10,000 shares of Series 1 preferred stock at December 31, 1997 and 1996. The shares are redeemable by the Company at any time and are subject to mandatory redemption by the holder on July 26, 2001 at $10 per share. Dividends at 5% per annum payable on the preferred shares are recorded as compensation expense.

              In 1989, the stockholders of FMC Gold Company approved the FMC Gold Company 1988 Long-term Incentive Compensation Plan (the "1988 Plan"), which authorized the Board of Directors to grant stock options to key employees of the Company. Under the terms of the 1988 Plan, options were granted at the fair market value of the common stock as of the date of grant. Stock options granted in 1988 have an exercise price ranging from $9.625 to $10.625 and expire May 6, 1998. During 1992, additional options were granted to purchase 223,000 shares of common stock at an exercise price of $4.25, with an expiration date of April 2007. In connection with the Reincorporation, FMC Gold stock options granted under the 1988 Plan were converted to options to purchase a like number of common shares of the Company.

              During 1996, the Company's shareholders adopted the Meridian Gold Inc. 1996 Stock Option Plan (the "1996 Plan"), which provides for the granting of stock options to certain directors, officers and employees of the Company. A maximum of 3,750,000 shares of common stock are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              reserved for issuance under the 1996 Plan. Options are granted at exercise prices equal to the fair market value of the common stock at date of grant, for a term of ten years. The options vest over periods of one to five years.

              At December 31, 1997 options to purchase 2,574,075 common shares were outstanding with terms ranging up to ten years as detailed in the following table:



                                                  Number of        Option Price
                                                Common Shares    U.S. $ per Share
                                                --------------   ----------------

Outstanding, December 31, 1994                         396,300    4.250 - 10.625
Surrendered in 1995                                    (65,500)   4.250 - 10.625
                                                --------------    --------------
Outstanding, December 31, 1995                         330,800    4.250 - 10.625
Granted in 1996                                      1,544,150     3.650 - 4.500
Exercised in 1996                                     (113,100)    3.650 - 4.500
Surrendered in 1996                                    (81,900)   3.650 - 10.625
                                                --------------    --------------
Outstanding, December 31, 1996                       1,679,950    3.650 - 10.625
Granted in 1997                                        932,900     2.250 - 5.250
Exercised in 1997                                       (4,000)            4.250
Surrendered in 1997                                    (34,775)    3.650 - 4.250
                                                --------------    --------------
Outstanding, December 31, 1997                       2,574,075    2.250 - 10.625
                                                --------------    --------------
Exercisable, December 31, 1997                         174,800    4.250 - 10.625
                                                --------------    --------------

              In July 1996, the Company established a Shareholder Rights Plan. The Plan has a term of three years and expires on July 31, 1999. In implementing the Plan, one Right was distributed for each common share outstanding on July 31, 1996, as well as each common share to be issued prior to the Separation Time. The "Separation Time" is defined as the eighth trading day after the earlier of
              (i) the first date of public announcement that a person or group other than certain exempt persons (an "Acquiring Person"), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a Take-over Bid (as defined in the Shareholder Rights Plan Agreement). A "Take-over Bid" means an offer to acquire voting shares of the Company (or securities convertible into such shares) which, if successful, would result in the person making such an offer ("the Offeror") beneficially owning 20% or more of any class of the voting shares of the Company.

              The Shareholder Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the common shares. After the Separation Time, separate Rights Certificates will be mailed to holders of record of the common shares as of the Separation Time. After the Separation Time and prior to the Expiration Time, the Rights are exercisable by the holders. Each Right will entitle the holder to purchase one common share for the Exercise Price (as defined in the Shareholder Rights Plan Agreement).


NOTE 12       HEDGING CONTRACTS

              The Company has hedged portions of future gold production by entering into put option contracts. At December 31, 1997, the carrying value of the remaining options (at cost) was $1.8 million ($2.5 million at December 31,1996). The estimated market values of the put options as of December 31, 1997 and 1996, were approximately $9.2 million and $3.3 million, respectively.

              The options are exercisable at a strike price of $400 per ounce. The value of these options varies with changes in the market price of gold. The options are exercisable according to the following schedule:




Options (ounces)                                              Exercise Date
----------------                                              -------------
33,000                                                           12/29/98
32,000                                                           12/29/99
32,000                                                           12/27/00
27,000                                                           12/27/01


NOTE 13       COMMITMENTS AND CONTINGENT LIABILITIES

              The Company leases office and warehouse space in Reno, Nevada and Santiago, Chile, as well as various types of equipment (primarily mobile mining equipment at the Beartrack mine) under operating leases. Total rent expense under all operating leases amounted to $1.9 million, $2.1 million and $1.1 million for 1997, 1996 and 1995, respectively. Minimum future rentals under noncancellable leases aggregated approximately $9.0 million as of December 31, 1997, and are estimated to be payable $2.0 million in 1998, $2.0 million in 1999, $2.0 million in 2000, $2.0 million in 2001, $0.6 million in 2002, and $0.3 million thereafter. During 1997 the Company closed its office in Vancouver, B.C., consolidating its functions into the Reno office.

              In October 1994, the Sierra Club Legal Defense Fund, Inc. ("Sierra"), on behalf of certain other organizations, filed a lawsuit in Federal District Court for the Western District of Washington at Seattle against the National Marine Fisheries District ("NMFS") and other federal agencies for violation of the Endangered Species Act (the "Act"), alleging the NMFS' biological opinion failed to satisfy the requirements of the Act. Sierra, the federal agencies and the Company, as intervenor, each filed a motion for summary judgment. In November 1995, the Court ordered the federal agencies to reinitiate consultation under Section 7 of the Act on the potential environmental impacts of the Beartrack Mine Project (the "Project") on threatened salmon or the designated critical habitat for salmon. The plaintiffs did not seek, and the court did not impose, any injunction or other restriction on the operation of the Beartrack Mine pending completion of such consultation. On November 17, 1995, the court closed the case but retained jurisdiction to resolve any disputes that may arise concerning the reinitiated consultation schedule or to resolve issues once the reinitiated consultation is completed. On January 1, 1997, the Forest Service formally reinitiated consultation by submitting a revised biological assessment to NMFS. Under Section 7(d) of the Act, the Forest Service may require Meridian to cease an activity associated with mining operations if that activity could preclude the development of reasonable and prudent alternatives to the project pending the completion of the reinitiated consultation. On July 3, 1996, the Forest Service completed its Section 7(d) determination for the Beartrack mine operations and determined that, for the following 12 months from that date, all ongoing and planned significant activities at the mine could continue pending the reinitiated consultation, with exception of: (1) proposed reconstruction of the leach pad run of the mine road, and (2) proposed use of the soil stockpile area associated with development of Phase III of the heap leach pad. The Forest Service recognized that these latter two activities may be authorized upon further review by the Forest Service prior to completion of the reinitiated consultation. The Forest Service renewed its Section 7(d) determination in July 1997 to run through February 1998. Under the Act's regulations, consultation must be completed within 135 days of the date consultation is initiated. An extension of 60 days can be imposed by the agencies. In September 1997, NMFS and the Forest Service extended the consultation until December 15, 1997 based on the listing of steelhead as a threatened species under the Act. The reinitiated consultation is still ongoing as of February 9, 1998. Under the relevant statutory and regulatory authorities, the results of a consultation can range from no impact to modest or significant impact on the activities under review. In an extreme situation, a consultation could result in the cessation of activities altogether, a potential result which the Company believes to be remote in the case of the Beartrack Mine, which has been in operation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              and production since mid-1995. The Company believes that the ongoing operation of the Beartrack Mine will not jeopardize threatened species or adversely modify or destroy designated critical habitat, and that upon completion of the reinitiated consultation, the mine will be permitted to continue operation.

              The Company is exposed to certain other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes that the resolution of such matters will not materially affect the financial position, results of operations or cash flows of the Company.


NOTE 14       RELATED PARTY TRANSACTIONS

              Prior to July 31, 1996, 80 percent of the outstanding common stock of FMC Gold Company was held by FMC, and the Company had entered into certain agreements concerning income taxes (Note 8) and management services.

              Under the management services agreement, the Company was charged at FMC's direct and indirect cost, including allocated overhead, for certain general, administrative and other services provided by FMC. The overhead allocations of $0.8 million in 1996 and $1.0 million in 1995 were based generally on the ratio of the Company's sales to consolidated FMC sales. The Company's management believes that all determinations with respect to direct and indirect costs, including allocated overhead, were made in a reasonable and consistent manner.

              The agreement also provided for borrowings of up to $50 million between the parties on a short-term basis. All borrowings were payable on demand with interest at a floating rate equal to FMC's current weighted average rate on borrowings under its credit facilities, or its investing rate, for the relevant period.

              On July 31, 1996, FMC repaid its total borrowings and accrued interest, totaling $79.1 million, to the Company. Total interest received in 1996 on loans to FMC through July 31, 1996 was $3.1 million.

              Also on July 31, 1996, FMC paid $3.658 million to Meridian Gold in conjunction with the Reincorporation, which was recorded as a capital contribution.

              The following schedule summarizes the activity of indebtedness to and from FMC in 1996 and 1995.



(in thousands)
-------------------------------------------------------------------------------
                                                       Loan due       Amounts due
                                                       from FMC      from (to)FMC
                                                     ------------    ------------
BALANCE DECEMBER 31, 1994                                 120,326            (594)
Increase in amounts loaned                                 51,500              --
Interest charges                                               --           5,737
Payments made by FMC for Meridian Gold                         --         (18,480)
Charges from FMC for services and materials                    --          (1,808)
Payments made by Meridian Gold                                 --          19,040
Payments received by Meridian Gold                        (91,000)         (6,170)
                                                     ------------    ------------
BALANCE DECEMBER 31, 1995                                  80,826          (2,275)
Increase in amounts loaned                                 39,500              --
Interest charges                                               --           3,107
Payments made by FMC for Meridian Gold                         --          (5,801)
Charges from FMC for services and materials                    --          (1,176)
Payments made by Meridian Gold                                 --           9,868
Payments received by Meridian Gold                       (120,326)         (3,723)
                                                     ------------    ------------
BALANCE DECEMBER 31, 1996                            $          0    $          0
                                                     ------------    ------------
BALANCE DECEMBER 31, 1997                            $          0    $          0
                                                     ------------    ------------


              FMC continues to be obligated under a $75 million issue of exchangeable senior subordinated debentures payable by FMC. The debentures bear interest at 6 3/4% and are exchangeable, at $15 1/8 per share, subject to adjustment, into Meridian Gold Inc. common stock. In conjunction with the Reincorporation, FMC was granted a right, exercisable during the period beginning January 31, 1998 and ending April 30, 1998, to purchase at the then fair market value, an option from the Company to buy up to an aggregate of $75 million of the Company's common shares until January 16, 2000 at an exercise price of $15.125 per share. Such option may only be exercised by FMC to satisfy its obligation to the holders of the exchangeable debentures described above, to the extent that those holders elect to exercise their right of exchange.

              In consideration for services rendered by Brian J. Kennedy during the Reincorporation, the Company issued to Mr. Kennedy 10,000 shares of Series 1 Preferred Stock. The shares were valued at the Canadian dollar equivalent of $100,000, determined immediately prior to the closing of the Reincorporation.

SUPPLEMENTARY DATA

(IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER SHARE DATA)

QUARTERLY RESULTS AND STOCK MARKET DATA



----------------------------------------------------------------------------------------------------------------------
                                                                   1997                                           1996

                                 4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
                                 --------   --------   --------   --------   --------   --------   --------   --------


Sales(1)                       $    20.4    $  17.5    $  16.9    $  14.0    $  20.0    $  20.1    $  18.3    $  17.8
                               ---------    -------    -------    -------    -------    -------    -------    -------
Operating loss(1)                   (9.2)     (48.2)      (8.8)      (7.0)     (12.0)      (3.5)      (3.0)      (2.3)
Gain on sale
  of assets(1)                      (0.2)       0.4         --         --         --         --         --         --
Interest income
  and taxes(1)                       0.9        0.9        1.0        1.0        1.1        1.4        1.2        1.2
                                 -------    -------    -------    -------    -------    -------    -------    -------
Net loss(1)                         (8.5)     (46.9)      (7.8)      (6.0)     (10.9)      (2.1)      (1.8)      (1.1)
Loss per
  common share(1)                  (0.12)     (0.64)     (0.11)     (0.08)     (0.15)     (0.03)     (0.02)      (0.1)
Return of capital
  per common
  share                               --         --         --         --         --       0.02         --         --

Common stock prices:(2)
NYSE
High                           $ 4 15/16    $     5    $ 5 1/2    $ 5 1/4    $ 4 1/2    $ 4 5/8    $ 6 3/4    $ 6 1/2
Low                            $ 1 15/16    $ 3 7/8    $ 4 3/8    $ 3 3/4    $     4    $     4    $ 4 1/2    $ 4 3/8
TSE (CDN$)
High                           $    6.80    $  6.95    $  7.70    $  7.00    $  6.10    $  6.75         --         --
Low                            $    2.75    $  5.05    $  6.05    $  5.00    $  5.40    $  5.45         --         --
                               ---------    -------    -------    -------    -------    -------    -------    -------

(1) Quarterly figures may not sum to full-year amounts due to rounding.
(2) As of July 31, 1996, Meridian Gold shares are traded on both The Toronto Stock Exchange ("TSE") and the New York Stock Exchange ("NYSE").

MERIDIAN GOLD INC. RESERVES AND OTHER MINERALIZED MATERIAL



-------------------------------------------------------------------------------------------------------------------------------
                                                             December 31, 1997                                December 31, 1996
                                          Ore Grade           Contained Ounces                      Ore Grade Contained Ounces
                               Ore tonnes   Gold    Silver     Gold    Silver  Ore tonnes   Gold     Silver     Gold     Silver
                                (mils)      (g/t)    (g/t)    (K oz)   (K oz)    (mils)     (g/t)     (g/t)    (K oz)    (K oz)
                               ----------   -----   ------    ------   ------  ----------  -------    ------   ------   -------
BEARTRACK
Proven and probable               13.8       1.2        --       545       --     23.0       1.1          --      848        --
JERRITT CANYON (30% SHARE)
Proven and probable                1.9       7.6        --       470       --      2.5       7.0          --      571        --
Other mineralized material         6.6       6.8        --     1,458       --      8.4       6.4          --    1,721        --
EL PENON
Proven and probable                4.7       6.0      96.2       894   14,402       --        --          --       --        --
Other mineralized material         3.6       8.3     146.0       964   16,903      7.9       7.2       141.0    1,790    34,712
ROSSI
Other mineralized material         2.8      12.7        --     1,069       --       --        --          --       --        --
TOTAL - MERIDIAN's SHARE
Proven and probable                                            1,909   14,402                                   1,419        --
Other mineralized material                                     3,491   16,903                                   3,511    34,712
                                                               -----   ------                                   -----    ------

DIRECTORS

DAVID S. ROBERTSON

Independent Consultant in the Mining Industry
Chairman of the Board of Directors, Meridian Gold Inc.

Dr. Robertson's distinguished career in the mining industry has spanned over 30 years. Dr. Robertson is noted for his extensive knowledge and research on reserve classification, mineral evaluation and economic geology, and has acted as a consultant on several mining projects. He has served as a director for several mining companies, and as president of the Canadian Institute of Mining, Metallurgy and Petroleum.


JOHN A. ECKERSLEY

Private Investor

Mr. Eckersley most recently held the position of Vice-President, Secretary and General Counsel of Placer Dome Inc., from which he retired in 1995 after 22 years of service. He holds a B.Sc. (Geology) and LLB from the University of British Columbia.


BRIAN J. KENNEDY

President and Chief Executive Officer, Meridian Gold Inc.

Mr. Kennedy holds an MBA from Harvard University and serves as a director for both the Gold Institute and the Nevada Mining Association. In July, 1996 Mr. Kennedy guided Meridian Gold Inc. through a successful secondary offering of shares that resulted in the independence of Meridian Gold from its former parent company, FMC Corporation.


MALCOLM W. MACNAUGHT

Private Investor

In 1996, Mr. MacNaught culminated a highly successful 28-year career with Fidelity Investments, where he managed the Fidelity Select Precious Metals and Minerals fund and the Fidelity Select American Gold Portfolio fund. He also acted as Manager of Fidelity Advisor Global Resources. Mr. MacNaught received his bachelors degree in economics at Yale College and his MBA from Northeastern University in Boston, Massachusetts.


PATRICK J. MARS

President, P.J. Mars Investments Ltd.
Chairman, Chivor Emerald Corporation Ltd.

Mr. Mars was formerly President and CEO of Bunting Warburg Inc. His 29-year career in the Canadian investment industry includes extensive involvement in mining research, financing and advisory work. Mr. Mars has B. Communications and MBA degrees from McGill University, and is also a Chartered Financial Analyst.

OFFICERS

BRIAN J. KENNEDY

President and Chief Executive Officer

CHRISTOPHER D.S. BATES
Vice-President, Business Development

DONALD L. BECKWITH
Vice-President, Operations

EDWARD H. COLT
Vice-President, Finance and Chief Financial Officer

RICHARD C. LORSON
Vice-President, Exploration

EDEN M. OLIVER
Corporate Secretary

MERIDIAN GOLD BOARD MEMBERS

[PICTURE]
Meridian Gold Inc. Board of Directors: left to right
David S. Robertson, Patrick J. Mars, Malcolm W. MacNaught,
Brian J. Kennedy, John A. Eckersley


MERIDIAN GOLD OFFICERS

[PICTURE]
Brian J. Kennedy
[PICTURE]
Donald L. Beckwith
[PICTURE]
Christopher D.S. Bates
[PICTURE]
Edward H. Colt
[PICTURE]
Richard C. Lorson

SHAREHOLDER INFORMATION

CORPORATE OFFICES

9670 Gateway Drive
Reno, NV 89511
Telephone: (800) 572-4519 (worldwide) or (702) 850-3777
Fax: (702) 850-3733


REGISTERED OFFICE

Ladner Downs
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, B.C. V7X 1T2


ANNUAL MEETING

The Company's annual shareholder meeting will be held at 4:00 p.m. on Wednesday, June 3, 1998 in the Main Dining Room of the National Club, 303 Bay Street, Toronto, Ontario. Business attire is required.

INVESTOR RELATIONS

For public and media inquiries, or copies of the Company's annual information form, annual report or quarterly reports, please contact Wayne M. Hubert at
(702) 850-3730, or visit the Company's web site at www.meridiangold.com. The Company's filings with the U.S. Securities and Exchange Commission can be accessed at the SEC's web site: www.sec.gov. The Company's filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.


TRANSFER AGENT AND REGISTRAR

The Trust Company of Bank of Montreal
105 St. Jacques Street West, 3rd Floor
Montreal, Quebec, H2Y 1L6
Attention: Shareholder Services
Telephone: (514) 877-2500


AUDITORS

KPMG Peat Marwick LLP
Denver, Colorado


STOCK EXCHANGE LISTINGS

The Company's common shares are listed and traded on The Toronto Stock Exchange under the symbol "MNG" and on the New York Stock Exchange under the symbol "MDG."

Designed by Craib Corporate Graphics Inc.     Printed in Canada.

                               MERIDIAN GOLD INC.

                           MANAGEMENT PROXY CIRCULAR

THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF MERIDIAN GOLD INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (OR ANY ADJOURNMENTS THEREOF) OF THE CORPORATION (THE "MEETING") TO BE HELD AT 4:00 P.M. ON WEDNESDAY, JUNE 3, 1998, IN THE MAIN DINING ROOM OF THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO (BUSINESS ATTIRE REQUIRED) FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. In addition, the Corporation has retained The Proxy Solicitation Company to assist in the solicitation of proxies in Canada and the United States, respectively, for total estimated fees of CDN$15,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. It is anticipated that copies of this Circular and accompanying proxy will be distributed to shareholders on or about April 30, 1998.

Shareholders who are not able to attend the Meeting in person should complete and sign the enclosed proxy and return it to The Trust Company of Bank of Montreal, the Corporation's registrar and transfer agent, in the pre-addressed envelope. Please ensure that your completed proxy is received no later than 5:00 p.m. (Eastern Time) on June 2, 1998. TO BE EFFECTIVE, PROXIES MUST BE RECEIVED BEFORE 5:00 P.M. (EASTERN TIME) ON JUNE 2, 1998 BY THE TRUST COMPANY OF BANK OF MONTREAL, 129 ST. JACQUES STREET WEST, LEVEL B NORTH, MONTREAL, QUEBEC H2Y 1L6.

APPOINTMENT OF PROXYHOLDER

ANY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND TO VOTE AND TO ACT FOR AND ON BEHALF OF THE SHAREHOLDER AT THE MEETING. IN ORDER TO DO SO, THE SHAREHOLDER MAY INSERT THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY, OR USE ANOTHER FORM OF PROXY.

EXERCISE OF VOTE BY PROXY

The shares represented by the proxy which is hereby solicited will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. WHERE A SHAREHOLDER FAILS TO SPECIFY A CHOICE WITH RESPECT TO ANY MATTER REFERRED TO IN THE NOTICE OF MEETING IN A PROXY APPOINTING A MANAGEMENT NOMINEE (THE NOMINEES SPECIFIED IN THE PROXY ENCLOSED WITH THIS CIRCULAR) AS PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED FOR OR IN FAVOR OF THE MATTER.

THE ENCLOSED PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

REVOCATION OF PROXY

In addition to revocation in any other manner permitted by law, a shareholder who has executed a proxy has the power to revoke it by depositing an instrument in writing executed by the shareholder (or the shareholder's attorney authorized in writing): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting (or any adjournment of the Meeting), or (ii) with the Chairman of the Meeting on the day of the Meeting (or any adjournment of the Meeting).

VOTING SHARES AND PRINCIPAL HOLDERS

At April 14, 1998, there were outstanding 73,541,506 common shares of the Corporation. Holders of record of common shares at the close of business on April 14, 1998 are entitled to one vote for each common share held, except to the extent that subsequent transferees become entitled to vote by complying with the Canada Business Corporations Act.

The following table shows, as of April 14, 1998, each person who, to the knowledge of the Corporation, its directors or officers, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

                                  NAME AND ADDRESS OF                 AMOUNT AND NATURE OF
      CLASS OF SECURITIES           BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP           PERCENT OF CLASS
      -------------------           ----------------                  --------------------           ----------------

            Common             Royal Trust Investment                      11,029,900                     14.99%
                               Management Holdings, Inc.               Shared Voting and
                               P.O. Box 7500                            Dispositive Power
                               Station A
                               Toronto, Ontario

            Common             Fidelity Management and                     8,349,400*                     11.34%
                               Research Corporation                  Sole Dispositive Power
                               82 Devonshire Street
                               Boston, MA                            *Total shares owned is
                                                                        8,349,400, which
                                                                    includes the sole voting
                                                                     power shares of 532,900

ELECTION OF DIRECTORS

Under the Articles of the Corporation, the Board of Directors consists of a minimum of three members and a maximum of ten members; the number of directors within this range is determined by the Board. The number of directors is currently fixed at five.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE FIVE NOMINEES LISTED IN THE FOLLOWING TABLE, ALL OF WHOM ARE NOW MEMBERS OF THE BOARD OF DIRECTORS AND HAVE BEEN FOR THE PERIODS INDICATED. IT IS NOT ANTICIPATED THAT ANY OF THESE NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS, BUT IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY SHALL BE ENTITLED TO VOTE FOR ANY OTHER NOMINEES IN THEIR DISCRETION.

Each director elected will hold office until the next Annual Meeting of Shareholders or until his or her successor is elected or appointed.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

NAME                                                      AGE              DIRECTOR SINCE             SHARES OWNED(1)
----                                                      ---              --------------             ---------------

John A. Eckersley (4)                                     53                    1996                       4,500
West Vancouver, British Columbia

Mr. Eckersley is a private investor.  Prior to October 1995, he was a Vice-President, Secretary and General Counsel of
Placer Dome Inc., a mining company.

Brian J. Kennedy                                          54                    1996                     4,700(2)
Reno, Nevada

Mr. Kennedy has been President and Chief Executive Officer of the Corporation since April 1996. He was President of FMC
Gold Company, a predecessor of the Corporation, from May 1987 until June 1996. Mr. Kennedy is also a director and officer of certain subsidiaries of the Corporation.

Malcolm W. MacNaught (3)                                  60                    1997                      10,000
Duxbury, Massachusetts

In 1996,  Mr. MacNaught culminated his career with Fidelity Investments where he managed the Fidelity Select Precious
Metals and  Minerals  fund and the Fidelity  Select  American  Gold  Portfolio  fund.  He also acted as Manager of Fidelity
Advisor Global Resources. Mr. MacNaught is a private investor.

Patrick J. Mars (4)                                       57                    1997                       4,000
Toronto, Ontario

Mr. Mars is President of P.J. Mars Investments Ltd., a private investment company, and Chairman of Chivor Emerald Corporation Ltd., a mining company. From June 1997 to March 1998, he was President and Chief Executive Officer of Anvil Range Corporation, a mining company. Prior to April 1994, he was President and Chief Executive Officer of Bunting Warburg Inc., an investment dealer.

David S. Robertson (3)(4)                                 74                    1996                       5,000
North York, Ontario

Dr. Robertson is an independent consultant in the mineral industry.



NOTES

(1) Information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is not within the knowledge of management and has been furnished by the respective nominees, as of April 14, 1998.

(2) Mr. Kennedy also holds 10,000 non-voting Preferred Shares, Series 1 of the Corporation.

(3)    Member of Compensation Committee.

(4)    Member of Audit Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors

The Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders. The Board of Directors believes in the principles of maintaining an independent and effective board of directors, assumption by the board of stewardship of the Corporation and compliance, to the extent practicable for the Corporation, with the guidelines adopted by the Toronto Stock Exchange Committee on Corporate Governance (the "TSE Guidelines").

While management is responsible for day-to-day operations, the Board of Directors has assumed the stewardship of the Corporation. This includes responsibility for (i) adoption of a strategic planning process, (ii) identifying principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage those risks, (iii) succession planning, including appointing and monitoring senior management, (iv) a communications policy and (v) integrity of the Corporation's internal control and management information systems.

New directors are provided with substantial reference material relating to the Corporation's strategies, business plan, and recent performance, as well as their responsibilities as directors. Specific briefing sessions from appropriate senior management personnel are a regular item at meetings of the Board of Directors.

The Board of Directors met six times in 1997.

Board Composition and Independence from Management

The Corporation's policy is that a majority of the members of the Board of Directors be "unrelated", within the meaning of the TSE Guidelines, meaning independent of management and free from any interest and any business or other relationship which could, or could be perceived to, interfere with a director's independence. In its determination as to whether a particular director is a "related director", the Board of Directors examines the individual circumstances of each director and the relationship of the director to management and to the Corporation. The Board is of the view that four of the five present directors are independent of management and unrelated for purposes of the TSE Guidelines, the exception being Mr. Brian J. Kennedy, the President and Chief Executive Officer of the Corporation. At the Meeting, a slate of five members is being proposed for shareholders' consideration. Four of the nominees would qualify as unrelated directors.

The Corporation's policy is to maintain a non-executive Chairman of the Board of Directors, to ensure that the Board can function independently of management. The current Chairman of the Board of Directors, David S. Robertson, qualifies as an unrelated director.

The current composition of the Board of Directors reflects a breadth of background and experience that are important for effective governance of a company in the mining industry. Additional nominees to the Board of Directors would be expected to possess backgrounds and/or experience to compliment that of the Board.

Board Committees

The Audit Committee, on behalf of the Board, has the responsibility for: (a) reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board; (b) reviewing and approving interim financial statements of the Corporation; (c) recommending to the Board annually or as they may otherwise determine, a duly qualified auditor; (d) reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation; (e) reviewing the auditors' fees and assessing the performance of external and internal auditors and the nature and cost of other services provided by such auditors; (f) reviewing all public disclosure documents containing financial information before release; (g) reviewing all post-audit or management letters containing material recommendations of the external auditor and management's response or follow-ups of any identified material weakness; and (h) having such other duties, powers and authorities as the Board may delegate to the Committee from time to time. The members of the Committee have the right, for the purpose of performing their duties, of inspecting all the books and records of the Corporation and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation or its affiliates.

The Committee is composed of three (3) directors. This Committee, which met as the entire Board during 1997, has the following members beginning in February 1998: John A. Eckersley (Chairman), Patrick J. Mars and David S. Robertson.

The Compensation Committee, which was created in February 1998, has responsibility for: (a) fixing the compensation of the President and CEO and approving the compensation of the other officers of the Corporation; (b) exercising the powers conferred on it by the Board with respect to option and share purchase plans; and (c) reviewing annually, or more often if it deems appropriate, succession for key executives, performance appraisal (having regard to the criteria referred to under "Executive Annual Incentive Plan") and development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pensions and other benefits.

The Committee is composed of three (3) directors. This Committee has the following members beginning in February 1998: David S. Robertson (Chairman), Malcolm W. MacNaught and a director to be named. During 1997, the entire board had the responsibility for compensation for the Corporation.

As additional members join the Board of Directors and as the needs of the Corporation change, the Board will review the need for (and establish as appropriate) additional committees.

Decisions Requiring Board Approval

Approval of annual budgets and major acquisitions, investments and expenditures, as well as all significant matters outside the ordinary course of business and matters requiring such approval under applicable law, are subject to review and approval by the Board of Directors.

Board Performance

The Chairman of the Board of Directors provides leadership to the effective performance of the Board of Directors.

Shareholder Communications

The Corporation maintains shareholder communications through an investor relations program.

The Board's Expectations of Management

The Board of Directors through the Compensation Committee conducts an annual performance evaluation of the President and Chief Executive Officer and establishes a list of objectives for the ensuing year.

The Board of Directors expects management to provide information and maintain processes which enable the Board of Directors to identify issues, challenges, and opportunities for the Corporation and otherwise discharge its responsibilities.

This statement of corporate governance practices has been developed and approved by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the periods indicated, information concerning compensation earned during such periods by the Corporation's Chief Executive Officer and by the Corporation's four other most highly compensated executive officers who were serving as executive officers on December 31, 1997 (the "Named Executives").

                         SUMMARY COMPENSATION TABLE(1)


---------------------------------------------------------------------------------------------------------------------------
                                                                                           LONG-TERM
                                                        ANNUAL COMPENSATION              COMPENSATION
---------------------------------------------------------------------------------------------------------------------------
                                                                                          SECURITIES
                                                                       OTHER ANNUAL      UNDER OPTIONS      ALL OTHER
   NAME AND PRINCIPAL POSITION        YEAR      SALARY     BONUS      COMPENSATION(2)       GRANTED       COMPENSATION
---------------------------------------------------------------------------------------------------------------------------

   Brian J. Kennedy(3)(4)             1997     283,976    105,000          7,099           235,000              nil
   President and                      1996     170,728    105,000          2,675           250,000          250,000
   Chief Executive Officer
---------------------------------------------------------------------------------------------------------------------------

   Donald L. Beckwith(4)              1997     146,433     79,308          3,661            65,000              nil
   Vice President, Operations         1996     128,394     48,769         22,342           113,300          105,000
---------------------------------------------------------------------------------------------------------------------------
   Richard C. Lorson                  1997     134,797     69,286          3,370            55,000              nil
   Vice President, Exploration        1996     108,215     30,012            500           113,300              nil
---------------------------------------------------------------------------------------------------------------------------
   Edward H. Colt(2)(5)               1997     127,083     81,333         51,510            55,000              nil
   Vice President, Finance and        1996      15,376      3,125            nil           113,300           65,000
   Chief Financial Officer
---------------------------------------------------------------------------------------------------------------------------
   Christopher D.S. Bates             1997     153,750     82,170            nil            50,000              nil
   Vice President,                    1996      75,000     25,875            nil           105,000              nil
   Business Development
---------------------------------------------------------------------------------------------------------------------------

NOTES:

1. All figures, other than numbers of options granted, are expressed in U.S. dollars, except for those relating to Mr. Bates, which are expressed in Canadian dollars. Mr. Bates joined the Company on July 1, 1996 and Mr. Colt joined the Company on November 18, 1996.

2. Consists of matching payments to a 401(k) Thrift Plan established by a subsidiary of the Corporation. Excludes any perquisites and other benefits not greater than the personal lesser of Cdn. $50,000 and 10% of the Named Executive Officer's total annual salary and bonus. Relocation expenditures for Mr. Colt of $48,333 are also included in "Other". In 1996, Mr. Beckwith received payments for unused vacation entitlements.

3. On July 31, 1996, Mr. Kennedy was issued 10,000 non-voting Preferred Shares, Series 1 of the Corporation, with a face amount of U.S. $100,000, which amount is included under 1996 "All Other" compensation.

4. "All Other" 1996 compensation includes, in the case of Messrs. Kennedy and Beckwith, certain incentive payments made in 1996 by the former parent of FMC Gold Company, the Company's predecessor.

5. "All Other" 1996 compensation for Mr. Colt consists of certain payments in connection with his hiring.

Long-Term Incentive Plan

There were no awards or payouts to the Named Executive Officers during the financial year ended December 31, 1997 under any arrangements of the Corporation which would constitute a long-term incentive plan.

Grants of Options

The following table provides information concerning grants of options under the Corporation's 1996 Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 1997.

                                    OPTIONS        % OF       EXERCISE VALUE AT
NAME                                GRANTED        TOTAL           PRICE(1)     GRANT DATE(2)       EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------

Brian J. Kennedy                   235,000         25.5              4.31             4.31          September 4, 2007
Donald L. Beckwith                  65,000          7.0              4.31             4.31          September 4, 2007
Richard C. Lorson                   55,000          6.0              4.31             4.31          September 4, 2007
Edward H. Colt                      55,000          6.0              4.31             4.31          September 4, 2007
Christopher D.S. Bates              50,000          5.4              6.05             6.05          September 4, 2007

NOTES:

1. Exercise Prices are expressed in U.S. dollars, except for those relating to Mr. Bates, which are expressed in Canadian dollars. All exercise prices are the closing price of the Common Shares of the Corporation on either the Toronto or New York Stock Exchanges on the trading day prior to the grant.

2. The figure is the closing price of the Common Shares of the Corporation on either the Toronto or New York Stock Exchanges on the trading day prior to the grant.

Option Exercises and Year-End Option Values

The following table provides information concerning (i) options exercised by any Named Executive Officer during the financial year ended December 31, 1997; and
(ii) the number and the value at December 31, 1997 of unexercised options held by the Named Executive Officers. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Common Shares of the Corporation at December 31, 1997.

                                                                                           Value of Unexercised
                                   Options Exercised           Unexercised Options         In-the-money Options
                                   -----------------           -------------------         --------------------
                               Securities     Aggregate                        Not                          Not
Name                            Acquired        Value       Exercisable    Exercisable   Exercisable    Exercisable
----                            --------        -----       -----------    -----------   -----------    -----------

Brian J. Kennedy                  4,000         3,000         105,800        485,000         nil            nil
Donald L. Beckwith                 nil           nil           29,000        178,300         nil            nil
Richard C. Lorson                  nil           nil              600        168,300         nil            nil
Edward H. Colt                     nil           nil             nil         168,300         nil            nil
Christopher D.S. Bates             nil           nil             nil         155,000         nil            nil

NOTE:

All figures relating to "value" are expressed in U.S. dollars.

Pension Plans

The Named Executive Officers are covered by a defined benefit pension plan of Meridian Gold Company, the Corporation's principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally age 65).

                                YEARS OF SERVICE
                                ----------------

Final Earnings         10               15                20                25               30
--------------
100,000              13,444           20,165            26,887            33,609           40,331
150,000              20,944           31,415            41,887            52,359           62,831
200,000              28,444           42,665            56,887            71,109           85,331
250,000              35,944           53,915            71,887            89,859          107,831
300,000              43,444           65,165            86,887           108,609          130,331
350,000              50,944           76,415           101,887           127,359          152,831
400,000              58,944           87,665           116,887           146,109          175,331

NOTE:

All figures are expressed in U.S. dollars.

Compensation covered by this plan includes only the remuneration appearing in the "Salary" and "Bonus" columns in the Summary Compensation Table. Benefits are not subject to any deduction for social security or other offset amounts. The Named Executive Officers have the following number of years of service credited:
Mr. Kennedy, 24, Mr. Bates, 2, Mr. Beckwith, 18, Mr. Colt, 1 and Mr. Lorson, 16. Credited years of service, in the case of Messrs. Kennedy, Beckwith and Lorson, include service with FMC Gold Company, the Corporation's predecessor.

Employment Contracts

Each of the Named Executive Officers has entered into an employment contract with the Corporation or Meridian Gold Company. Each of these contracts has a term of five years, with an automatic renewal for five years. Compensation is comprised of base salary, bonus and stock options, generally at the discretion of the Board of Directors of the Corporation, together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination or a change of responsibility after a change of control of the Corporation). These payments range from 18 months to 24 months of the employee's regular monthly compensation.

Composition of the Compensation Committee

In 1997, the full Board of Directors of the Corporation performed the functions of determining compensation of the Corporation's executive officers, including the Named Executive Officers. The report of the Board of Directors on these matters is set forth below:

As noted elsewhere above, Brian J. Kennedy, one of the directors, is President and Chief Executive Officer. Mr. Kennedy generally absented himself from the discussions of the board which related to his compensation and did not participate in the board's determinations in this area. None of the other members of the Board of Directors of the Corporation are or were officers or employees of the Corporation or its subsidiaries (with the exception of the Chairman of the Board of Directors, who is deemed to be an officer of the Corporation). None of the directors of the Corporation serves as a director or member of the compensation committee (or similar committee) of any other issuer where an executive officer of the other issuer serves as a director of the Corporation.

Report on Executive Compensation

Compensation Philosophy

The Corporation's principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both short and long term interests of the shareholders.

The compensation of the Corporation's executive officers is comprised of three components; base salary, annual cash bonus, and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American gold mining companies.

Cash bonuses and stock options are directly related to company performance and the individual's contribution. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value.

Base Salary

To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance and compensation practices of similar gold mining companies.

In determining 1997 executive compensation levels, the Board of Directors commissioned a report of an independent consultant. On the basis of this report and the board's own determination and discussion, the Board of Directors approved salaries and a bonus plan for the Corporation's executives for 1997 and subsequent years, based on the recommendations of management and the Compensation Committee of the Board (which recommendations were endorsed by the Board of Directors), which were in turn based on enumerated and weighted objectives for each. In all such cases, Mr. Kennedy absented himself from the Board's discussions and determinations of compensation of the Corporation's President and Chief Executive Officer.

Stock Options

The purpose of the Corporation's stock option plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation's growth and development by giving an opportunity to purchase Common Shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the stock option plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the date of grant.

Chief Executive Officer

In 1997, Mr. Brian Kennedy provided leadership and strategic direction that has enabled the Corporation to position for future growth. In determining Mr. Kennedy's compensation, the Board of Director's relied on the report of an independent consultant comparing compensation practices of similar gold mining companies. The Board of Directors also considered other factors such as Mr. Kennedy's contribution to the business performance and anticipated future performance.

In consideration of Mr. Kennedy's contribution to the Corporation, Mr. Kennedy received a salary of $283,976, was awarded a cash bonus of $105,000 and options to purchase 235,000 Common Shares. In February 1998, Mr. Kennedy was awarded options to purchase an additional 90,000 Common Shares in lieu of a higher cash bonus.

The Board of Directors has also approved those executive officers of the Corporation and its subsidiaries who will be eligible to participate in the Bonus Plan in 1998, together with enumerated and weighted objectives for each of these executive officers for 1998. Each of these sets of objectives includes a component of the Corporation's share performance, which will be calculated by comparing the trading prices of the Corporation's common shares against a weighted basket of shares of a list of comparable companies.

Going forward, the Board of Directors, or the Compensation and Human Resources Committee, established in December, 1997, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation's President and Chief Executive Officer.

Presented by the Board of Directors: D.S. Robertson (Chairman), J.A. Eckersley, B.J. Kennedy, P.J. Mars, M.W. MacNaught.

PERFORMANCE GRAPH

The following graph charts performance of an investment in the common shares of the Corporation against each of the TSE 300 Stock Index and the TSE Gold and Precious Metals Sub-Index assuming an investment of $100 on January 1, 1997. No dividends were paid by the Corporation during this period.


                                    7/31/96                      12/31/97
                                    -------                      --------
Meridian                             100.00                        70.80
TSE 300                              100.00                       135.91
TSE Gold & Silver                    100.00                        57.04

COMPENSATION OF DIRECTORS

The non-executive Chairman of the Board of Directors receives an annual retainer of U.S. $50,000; other directors of the Corporation who are not employees of the Corporation or its affiliates receive an annual retainer of U.S. $20,000, plus an additional U.S. $2,500 for each committee for which such director serves as chairman. All directors of the Corporation receive a fee of U.S. $1,000 for attending each meeting of the Board of Directors or a committee thereof, plus reimbursement of expenses. Directors are also eligible to receive grants under the Corporation's 1996 Stock Option Plan. The aggregate compensation paid to the directors of the Corporation during 1997 was U.S. $150,084, and the directors as a group (excluding Mr. Kennedy) were granted 20,000 options.

DIRECTORS' AND OFFICERS' INSURANCE

The Corporation maintains directors' and officers' liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. The current annual policy limit is U.S. $25,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, the Corporation is reimbursed for payments which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible of U.S. $250,000 per loss. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The annual premium for the period January 1, 1997 to December 31, 1997 was U.S. $247,917, all of which was paid by the Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, has been indebted to the Corporation or any of its subsidiaries at any time since January 1, 1997, other than amounts owing for purchases subject to usual trade terms, for ordinary travel and expense advances and for other transactions in the ordinary course of business.

INTERESTS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, since January 1, 1997, in respect of any matter that has materially affected or will materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favor of the reappointment of KPMG Peat Marwick LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. KPMG Peat Marwick LLP have been auditors of the Corporation since July, 1996.

Representatives of KPMG Peat Marwick LLP will attend the Meeting, will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE APPOINTMENT OF KPMG PEAT MARWICK LLP.

AMENDMENTS TO THE ARTICLES OF THE CORPORATION

The articles of the Corporation provide that the registered office of the Corporation is to be situated in the City of Vancouver, province of British Columbia. The shareholders are asked to approve a special resolution, attached as Exhibit I, amending the articles of the Corporation to provide that the registered office of the Corporation is to be located at the City of Toronto, Province of Ontario. The Corporation has closed its Vancouver office, and it is intended that the Corporation's registered office be located at the Toronto office of the Corporation's solicitors.

The articles of the Corporation also provide that the number of directors of the Corporation shall be a minimum of three directors and a maximum of ten directors. The number of directors is currently fixed at five directors, and five directors are nominated for re-election at the Meeting.

The Canada Business Corporations Act states that if the articles so provide, the directors of a corporation may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

The shareholders are asked to approve a special resolution, attached as Exhibit II, amending the articles of the Corporation to provide that the Board of Directors may appoint from time to time one or more directors within the limits provided in the Canada Business Corporations Act. This amendment to the articles will enable the Board of Directors to appoint additional directors from time to time as they consider appropriate to hold office until the next following annual meeting of shareholders, subject to the restrictions in the Canada Business Corporations Act and the articles of the Corporation. As a result, the Board of Directors would have the ability to obtain the benefit of qualified candidates for directors from time to time without having to wait until the following annual meeting of shareholders for them to take office.

The special resolutions require the approval of not less than two-thirds of the votes cast by shareholders.

GENERAL

The information contained in this Circular is given as of April 14, 1998 and is expressed in United States dollars, except as otherwise indicated.

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, proxies will be voted on matters in accordance with the best judgment of the person voting.

The Corporation's 1997 Annual Report is being mailed to shareholders with the Notice of Meeting and this Circular. The Corporation will provide to any person, upon written request, a copy of the Corporation's latest Annual Information Form ("AIF"), any documents incorporated in the AIF by reference, interim financial statements for periods after December 31, 1997 (when available), as well as a copy of this Circular. Written requests for these documents should be addressed to Investor Relations, Meridian Gold Inc., 9670 Gateway Drive, Reno, Nevada 89511. If the person requesting the documents is not a shareholder, he or she may be required to pay a reasonable charge for the document.

The Corporation's registered office is located c/o 1200 Waterfront Centre, 200 Burrard Street, P. O. Box 48600, Vancouver, British Columbia V7X 1T2.

DIRECTOR'S APPROVAL

The contents and sending of this Circular have been approved by the Board of Directors of the Corporation.

(signed) Eden M. Oliver

Eden M. Oliver
Secretary

                                    EXHIBIT I

                     SPECIAL RESOLUTION OF THE SHAREHOLDERS
                              OF MERIDIAN GOLD INC.


                           CHANGE OF REGISTERED OFFICE


      WHEREAS the articles of the Corporation provide that the registered office of the Corporation is to be situated in the City of Vancouver, Province of British Columbia;

      AND WHEREAS the Corporation desires to amend the articles of the Corporation to provide that the registered office of the Corporation is to be situated in the City of Toronto, Province of Ontario;

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Corporation be amended to change the place in Canada where the registered office of the Corporation is to be situated from the City of Vancouver, Province of British Columbia to the City of Toronto, Province of Ontario.

2. Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

                                   EXHIBIT II

                     SPECIAL RESOLUTION OF THE SHAREHOLDERS
                              OF MERIDIAN GOLD INC.


                           EMPOWERING THE DIRECTORS TO
                                APPOINT DIRECTORS


      WHEREAS the articles of the Corporation provide that the number of directors of the Corporation shall be a minimum of three directors and a maximum of ten directors;

      AND WHEREAS subsection 106(8) of the Canada Business Corporations Act states that if the articles so provide, the directors of a corporation may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders;

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Section 5 of the articles of the Corporation be amended, by adding the following:

            The directors may appoint from time to time one or more directors within the limits provided in the Canada Business Corporations Act.

2. Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

                              [MERIDIAN GOLD LOGO]


                               MERIDIAN GOLD INC.
                                NOTICE OF MEETING

The Annual and Special Meeting of Shareholders (the "Meeting") of Meridian Gold Inc. (the "Corporation") will be held at 4:00 p.m. on Wednesday, June 3, 1998 in the Main Dining Room of the National Club, 303 Bay Street, Toronto, Ontario (business attire required), for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 1997 and the auditors' report on the financial statements;

2.     to elect directors of the Corporation;

3. to reappoint KPMG Peat Marwick LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4. to amend the Articles of Incorporation of the Corporation to change the place in Canada where the registered office is to be situated from the City of Vancouver, Province of British Columbia to the City of Toronto, Province of Ontario;

5. to amend the Articles of Incorporation of the Corporation to provide that the directors may appoint from time to time one or more directors within the limits provided in the Canada Business Corporations Act; and

6.     to transact any other business that may properly come before the Meeting.

Only shareholders of record at April 14, 1998 will be entitled to notice of and to vote at the Meeting. If you cannot attend the Meeting in person, please complete and return the enclosed proxy in the envelope provided. Proxies must be received by the Corporation's registrar and transfer agent, The Trust Company of Bank of Montreal, 129 St. Jacques Street West, Level B North, Montreal, Quebec H2Y 1L6, by 5:00 p.m. (Eastern Time) on June 2, 1998. If a return envelope is not enclosed with your proxy form, please mail your proxy form to The Trust Company of Bank of Montreal, P. O. Box/CP 6002, Montreal, Quebec H2Y 9Z9.

TORONTO, APRIL 30, 1998


BY ORDER OF THE BOARD
Eden M. Oliver
Secretary

                              [MERIDIAN GOLD LOGO]




TO: SHAREHOLDERS OF MERIDIAN GOLD INC.

If you own shares of Meridian Gold Inc. that are held by and registered in the name of an intermediary (Trust Company, Broker, Bank, etc.) and you do not already receive our interim financial statements, you may do so by adding your name and address to our supplemental mailing list. If you are interested, simply complete and return this form to The Trust Company of Bank of Montreal, 129 Saint-Jacques Street, Level B North, Montreal, Quebec H2Y 1L6.

In order to maintain your name on the supplemental mailing list, you will be required to complete and return, on an annual basis, a request form or similar document.




                           REQUEST FOR INTERIM REPORTS



TO: MERIDIAN GOLD INC.

I hereby certify that I am a non-registered owner of shares of Meridian Gold Inc. and request that my name and address be placed on your supplemental mailing list to receive Interim Reports.




--------------------------------------------------------------------------------
NAME (PLEASE PRINT)



--------------------------------------------------------------------------------
STREET ADDRESS


--------------------------------------------------------------------------------
CITY                            PROVINCE (STATE)          POSTAL CODE

LANGUAGE PREFERENCE             ENGLISH    [ ]            FRENCH     [ ]
                                                          (if available)


--------------------------------------------------------------------------------
DATE                                        SIGNATURE

                               MERIDIAN GOLD INC.

                                      PROXY


THIS PROXY IS SOLICITED BY MANAGEMENT OF MERIDIAN GOLD INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON JUNE 3, 1998.

The undersigned shareholder hereby appoints Dr. David S. Robertson, Chairman of the Board of Directors, or in his absence, Mr. Brian J. Kennedy, President and Chief Executive Officer of the Corporation, or instead of either of them, _________________________________________ (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for the undersigned at the Meeting, and at any adjournment or adjournments of the Meeting. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote (or withhold from voting) all of the shares registered in the name of the undersigned as specified below (see note 2 below):

1. TO VOTE [ ]                                TO WITHHOLD FROM VOTING [  ]
   in the election of the nominees proposed by management as directors of the Corporation.

2. TO VOTE [ ]                                TO WITHHOLD FROM VOTING [  ]
   in the appointment of KPMG Peat Marwick LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

3. FOR     [ ]                                AGAINST    [  ]
   the amendment to the Articles of Incorporation of the Corporation to change the place in Canada where the registered office is to be situated from the City of Vancouver, Province of British Columbia to the City of Toronto, Province of Ontario.

4. FOR     [ ]                                AGAINST    [  ]
   the amendment of the Articles of Incorporation of the Corporation to provide that the directors may appoint from time to time one or more directors within the limits provided in the Canada Business Corporations Act.

Please see the Notice of Meeting and Management Proxy Circular accompanying this proxy for further information. See note 3 below for instructions on completing this proxy.

   Dated this               day of                                , 1998.
              -------------        -------------------------------

   Signature of Proxyholder
                            ---------------------------------------------------
NOTES:

1. A shareholder has the right to appoint, as his or her proxyholder, a person (who need not be a shareholder) other than the nominees designated above by inserting the name of that other person in the space above.
2. If no choice is specified, the nominees designated above will vote for that item. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the best judgment of the proxyholder.
3. Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where shares are held in the names of two or more persons, each person must sign. If the shareholder is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed. Any resident of Quebec who signs this proxy confirms the express wish that this proxy and the documents relating to this proxy be drawn up in English.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 1998                 MERIDIAN GOLD INC.

                                   By: /s/ Brian J. Kennedy
                                      --------------------------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer